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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of           March 24        , 20  05 .
                 --------------------------    -----

Commission File Number      033-74656-99
                       ------------------------


                          WESTERN FOREST PRODUCTS INC.
       ------------------------------------------------------------------
                 (Translation of registrant's name into English)


       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
       ------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 WESTERN FOREST PRODUCTS INC.
                                             -----------------------------------
                                                         (Registrant)


Date        as of March 24, 2005             By         /s/ Paul Ireland
     ------------------------------------       --------------------------------
                                                          (Signature) *
-----------------------------------------                 Paul Ireland
* Print the name and title under the                 Chief Financial Officer
signature of the signing officer.


                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               [WESTERN FOREST LOGO]
                               WESTERN FOREST PRODUCTS INC.
                               435 Trunk Road
                               Duncan, British Columbia
                               Canada V9L 2P9
                               Telephone:     250 748 3711
                               Facsimile:     250 748 6045


                          WESTERN FOREST PRODUCTS INC.
                          ----------------------------

FOR IMMEDIATE RELEASE                                                  TSX:  WEF

WESTERN ANNOUNCES 4TH QUARTER RESULTS

March 24, 2005 - Duncan, British Columbia. Western Forest Products Inc. ("Western" or the "Company") announced today the Company's results for the 4th quarter and period from July 28 to December 31, 2004. The Company will host a teleconference call on Tuesday, March 29, 2005 at 7:30 a.m. PST (10:30 a.m. EST) on the Company's results. (See below for details on participation.)

Western acquired the solid wood and NBSK pulp assets of Doman Industries Limited (the "Predecessor") upon implementation of the Predecessor's plan of compromise and arrangement under the Companies' Creditors Arrangement Act (Canada) on July 27, 2004. The Company's common shares trade on the Toronto Stock Exchange under the symbol "WEF".

This News Release and accompanying audited consolidated financial statements, including footnotes, and Management's Discussion and Analysis covers the period from July 28, 2004 to December 31, 2004, but also includes comparisons to the Predecessor, intended to help shareholders and others understand the Company's business and the key factors underlying its financial results.

Reynold Hert, President & CEO commenting on the results noted, "The last quarter was very challenging for the Canadian forest products sector including Western Forest Products as we experienced a drop in both lumber and pulp prices combined with an 8% increase in the value of the Canadian dollar. In response, we took significant downtime at our sawmills, curtailed logging operations and reduced inventories while still preserving our flexibility to take advantage of improved markets which we have begun to see in the first quarter of 2005. During the last quarter of 2004, we also substantially settled the tenure take back issue with the Province of British Columbia and continued to make progress on the sale of a number of non-strategic real estate assets. These initiatives combined with an emphasis on cash management will help to position us as a focused and efficient coastal forest products operator with the ability to improve and grow our business in the future."

OPERATING HIGHLIGHTS:

                                                                      2004
                             ------------------------------------------------------------------------------------
                                    Period from                   4th Quarter                    3rd Quarter
(millions except per          July 28 - December 31         October 1 - December 31       July 28 - September 30
share amounts)
                             ------------------------       ------------------------     ------------------------
Sales                             $        324.1                 $         165.8                 $       158.3
EBITDA                            $          2.0                 $         (15.8)                $        17.8
Net income (loss)                 $         (5.5)                $         (19.6)                $        14.1
Basic earnings (loss) per         $         (0.21)               $          (0.76)               $         0.55
share
Cash used in operations           $        (25.1)                $         (22.8)(1)             $        (2.3)(1)
Capital expenditures              $        (11.6)                $          (4.4)                $        (7.2)
Credit line drawn                 $         28.4                 $          24.2                 $         4.2

Note:

1. Includes interest paid of $0.5 million in the 3rd quarter and $17.9 million in the 4th quarter.

EARNINGS

Western incurred a loss in the 4th quarter of $19.6 million or $0.76 per share compared to net income of $14.1 million or $0.55 per share in the stub period from July 28 to September 30, 2004. Overall, markets in the 4th quarter of 2004 were weaker for both lumber and pulp compared to the period from July 28, 2004 to September 30, 2004. The Canadian dollar also strengthened by 8% from an average of $1.3227 in the July 28 to September 30, 2004 period to an average of $1.2219 in the 4th quarter. As a result, prices realised in Canadian dollars decreased on average by approximately 12% for lumber and 13% for pulp. Offsetting this negative impact, the strengthening Canadian dollar resulted in a non-cash foreign currency translation gain on the Company's US dollar denominated long-term debt in the amount of $14.8 million in the 3rd quarter and $12.6 million in the 4th quarter. To some extent this debt can be considered a natural hedge against our sales that are denominated in US dollars although because of its non-cash nature it does not protect cash flow. The weaker lumber markets also resulted in a charge to expenses in the 4th quarter of $8.4 million with respect to log and lumber inventories valuation at year end. EBITDA decreased from $17.8 million in the period July 28, 2004 to September 30, 2004 to negative $15.8 million in the 4th quarter and in total was $2.0 million for the period from July 28, 2004 to December 31, 2004.

Western introduced new accounting policies compared to its Predecessor for the calculation of the lower of cost and market test for lumber and log inventories and for the accounting treatment of spur roads (expensed instead of capitalized). If the Predecessor accounting policies had been continued then EBITDA would have been $13.6 million higher during the five-month period ended December 31, 2004.

Sales for the period from July 28, 2004 to December 31, 2004 totalled $324.1 million, of which $158.3 million related to the 3rd quarter and $165.8 million to the 4th quarter. The increase reflects three months in the 4th quarter compared to just over two months in the 3rd quarter although the increase due to this is not as high as might be expected as typically a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas by ocean vessels and the sales for the 3rd quarter benefited from the inclusion of the last 3 days of July.

SOLID WOOD SEGMENT

Lumber sales in the 4th quarter totalled $87.8 million compared to $85.5 million in the 3rd quarter with average prices realised when converted into Canadian dollars decreasing from $634 per thousand board feet in the 3rd quarter to $557 in the 4th quarter. Lumber shipments totalled 158 million board feet in the 4th quarter compared to 135 million board feet in the July 28 to September 30, 2004 period.

External log sales decreased to $27.7 million in the 4th quarter compared to $31.8 million in the 3rd quarter primarily as a result of lower sales volumes following the closure of the Port Alice pulp mill in October by its owner Port Alice Specialty Cellulose Inc.

As a consequence of the above, EBITDA for the solid wood segment decreased from positive $19.7 million in the 3rd quarter to negative $10.3 million in the 4th quarter. Production from the Company's six sawmills totalled 158 million board feet compared to 131 million board feet in the 3rd quarter. Log production totalled 894 million cubic metres in the 4th quarter compared to 681 million cubic metres in the 3rd quarter.

PULP SEGMENT

Pulp sales for the period July 28, 2004 to December 31, 2004 totalled $80.4 million and comprised $35.8 million in the July 28, 2004 to September 30, 2004 period and $44.6 million in the 4th quarter. Shipments in the 4th quarter totalled 74,000 ADT compared to 52,000 ADT in the 3rd quarter. Average realised sales prices when converted into Canadian dollars decreased from $694 per ADT in the 3rd quarter to $601 in the 4th quarter. As with the lumber segment, pulp EBITDA was negatively impacted by the price decreases and foreign exchange impacts and became negative $1.8 million in the 4th quarter compared to positive $0.5 million in the 3rd quarter.

BALANCE SHEET HIGHLIGHTS:


                                                  As at
                               -----------------------------------------
(millions)                      December 31, 2004        July 28, 2004
                               -------------------      ----------------
Non-cash working capital           $       184.7          $       179.9
Net bank indebtedness              $        70.1          $        33.1
Long-term debt                     $       253.5          $       279.8
Shareholder's equity               $       249.7          $       255.2

CASH FLOW AND BALANCE SHEET

There was a cash outflow from operations in the 4th quarter of $22.8 million compared to $2.3 million in the 3rd quarter. The main factor behind this was the Company's decision to make the interest payment of $17 million in December in full instead of electing to defer 50% of it as the Company is entitled to under the terms of the long-term debt agreement. The negative pricing and exchange factors described above contributed to the use of cash in operations.

Cash flows of the Company continue to be impacted by the requirement to pay cash deposits for countervailing and antidumping duties on shipments of lumber to the United States. The Company expensed $9.2 million for duty deposits during the 4th quarter bringing the total paid by the Company and its Predecessor to US$73.3 million at December 31, 2004. Western began paying the lower deposit rate of 20.96% from December 20, 2004 down from the previous 27.22% rate and effective February 24, 2005 the deposit rate was lowered to 20.15%.

At the end of the 4th quarter the Company concluded a settlement framework agreement on compensation to be paid to us by the government of British Columbia with respect to the Bill 28 take back. We received $16.5 million in 2005 in compensation for the loss of 685,216 m3 of AAC and 827 hectares of timber licences. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas. The amounts were included as receivables in restricted assets as of December 31, 2004. No gain or loss was recorded.

When the capital expenditures are also considered the Company drew down its operating facility by $24.2 million in the 4th quarter taking the balance to $78.1 million.

OUTLOOK

In 2005 we expect to see improvements in our operations although the challenges of the high Canadian dollar will continue to impact operating cash flows. Although the Canadian dollar has weakened somewhat from the highs reached in the fourth quarter of 2004 the consensus forecast for the balance of the year appears to be calling for a higher dollar.

The lumber markets started 2005 with strong demand and pricing, particularly in the US due to demand exceeding supply caused by rail car shortages. Countering this, the Japanese market demand has declined and is expected to continue through March. We have curtailed production from our Nanaimo mill that primarily supplies the Japanese markets to match the reduced demand. Production is expected to return to previous levels as demand strengthens in the second quarter. Pricing in the pulp market has also started the year in a strong position and is expected to continue through the first half of the year.

We expect increases in our production volumes for lumber during 2005 compared to 2004 although January and February have been lower than planned due to the impact of poor weather on the US North East construction market and transportation related factors.

Our focus for 2005 will be centered on three key areas; managing cash flow and interest costs, growing the business and enhancing corporate governance.

We have initiated a review of alternatives to refinance our US$221 million Secured Bonds which carry a 15% interest rate. The first call date on the Secured Bonds is July 2005 although we may consider an earlier financing if circumstances permit.

The operating performance of each of our assets will be reviewed during the year. To some extent the divisions had previously operated as autonomous business units. We believe synergies may exist in considering the business on a more holistic basis. Such a review will also consider the extent to which the current business can be grown internally. We expect to dispose of assets that do not form part of our core business.

Longer-term we believe that consolidation of the British Columbia coastal forest industry will enhance the ability of coastal producers to compete in world markets. We will consider suitable opportunities to be involved in this consolidation as well as looking at other growth possibilities.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

EBITDA

Reference is made in this news release to EBITDA. EBITDA refers to operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses and in the case of our Predecessor, also before restructuring costs and asset write-downs. Information concerning EBITDA has been included because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs.

Forward Looking Statement

This press release and the documents referenced herein contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "intend", "believes" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under "Risks and Uncertainties" section of Western's annual management's discussion and analysis identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

TELECONFERENCE CALL NOTIFICATION: TUESDAY, MARCH 29, 2005 AT 7:30 A.M. PST/ 10:30 A.M. EST
-------------------------------------------------------------------------------

ON TUESDAY, MARCH 29, 2005, WESTERN FOREST PRODUCTS INC. WILL HOST A TELECONFERENCE CALL AT 7:30 A.M. PST (10:30 A.M. EST). TO PARTICIPATE IN THE TELECONFERENCE PLEASE DIAL 1-800-814-4853 IN CANADA AND THE U.S. (TOLL FREE) AND IN TORONTO OR INTERNATIONALLY, 416-640-4127 BEFORE 7:30 A.M. PST (10:30 A.M.
EST). THIS CALL WILL BE TAPED, AVAILABLE ONE HOUR AFTER THE TELECONFERENCE, AND ON REPLAY UNTIL APRIL 12, 2005. TO HEAR A COMPLETE REPLAY, PLEASE CALL 1-877-289-8525 IN CANADA AND THE U.S. (TOLL FREE), PASSCODE 21117954# OR IN TORONTO AND INTERNATIONALLY, 416-640-1917, PASSCODE 21117954#. THIS CALL WILL ALSO BE WEBCAST FROM WESTERN'S WEBSITE AT WWW.WESTERNFOREST.COM.
                                          ---------------------

FOR FURTHER INFORMATION CONTACT:

               REYNOLD HERT 250 715 2207      PAUL IRELAND 250 715 2209

                   Consolidated Financial Statements
                   (Expressed in Canadian dollars)



                   WESTERN FOREST PRODUCTS INC.



                   For the period from July 28, 2004 to December 31, 2004

[KPMG LOGO]


                KPMG LLP                              Telephone   (604) 691-3000
                CHARTERED ACCOUNTANTS                 Fax         (604) 691-3031
                PO Box 10426 777 Dunsmuir Street      Internet       www.kpmg.ca
                Vancouver BC V7Y 1K3
                Canada



AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Western Forest Products Inc. (the "Company") as at December 31, 2004 and July 28, 2004 and the consolidated statements of operations, deficit and cash flows for the period from July 28, 2004 to December 31, 2004 for the Company and, for the Company's Predecessor Company, Doman Industries Limited, for the period from January 1, 2004 to July 27, 2004 and for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and July 28, 2004 and the results of the Company's operations and cash flows for the period from July 28, 2004 to December 31, 2004 and for the Predecessor Company from January 1, 2004 to July 27, 2004 and for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


KPMG LLP (SIGNED)


Chartered Accountants


Vancouver, Canada
March 15, 2005


            KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

WESTERN FOREST PRODUCTS INC.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

==========================================================================================
                                                            December 31,          July 28,
                                                                    2004              2004
------------------------------------------------------------------------------------------
                                                                                  (note 1)
Assets

Current assets:
    Cash                                                          $8,007           $16,640
    Accounts receivable                                           77,970            77,109
    Inventory (note 3)                                           176,709           185,569
    Prepaid expenses                                               5,204             8,421
    --------------------------------------------------------------------------------------
                                                                 267,890           287,739

Restricted assets (note 6)                                        24,428                 -

Investments                                                        7,166             6,912

Property, plant and equipment (note 4)                           395,554           421,662

Other assets                                                       1,397             1,171
------------------------------------------------------------------------------------------

                                                                $696,435          $717,484
==========================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Bank indebtedness (note 5)                                  $78,113           $49,738
     Accounts payable and accrued liabilities                     75,176            91,237
     -------------------------------------------------------------------------------------
                                                                 153,289           140,975

Long-term debt (note 6)                                          253,522           279,825

Future income taxes (note 7)                                      10,537            10,537

Other liabilities                                                 29,382            30,972
------------------------------------------------------------------------------------------
                                                                 446,730           462,309

Shareholders' equity:
     Share capital (note 8):
        Common shares                                            255,175           255,175
     Deficit                                                      (5,470)                -
     -------------------------------------------------------------------------------------
                                                                 249,705           255,175
------------------------------------------------------------------------------------------

                                                                $696,435          $717,484
==========================================================================================

Basis of presentation and reorganization proceedings (note 1)
Commitment and contingencies (note 9)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


"Reynold Hert"                        Director
------------------------------------

"John MacIntyre"                      Director
------------------------------------

WESTERN FOREST PRODUCTS INC.
Consolidated Statements of Operations
(Expressed in thousands of Canadian dollars, except for share and per share amounts)

===============================================================================================================
                                                          July 28, to        January 1 to         January 1 to
                                                         December 31,            July 27,         December 31,
                                                                 2004                2004                 2003
---------------------------------------------------------------------------------------------------------------
                                                                            (predecessor)        (predecessor)
                                                                                                    (Restated)
Sales (note 2(f))                                         $   324,106        $    433,704         $    621,088

Costs and expenses:
     Cost of goods sold                                       263,374             306,624              528,926
     Anti-dumping and countervailing duties                    21,050              23,991               36,088
     Freight expenses                                          27,903              28,294               49,609
     Selling and administration                                 9,721              12,473               18,080
     Amortization of property, plant and equipment             14,249              33,036               45,973
     Write-down of property, plant and equipment and
       operating restructuring costs                                -                   -                7,986
---------------------------------------------------------------------------------------------------------------
                                                              336,297             404,418              686,662
---------------------------------------------------------------------------------------------------------------

Operating earnings (loss)                                     (12,191)             29,286              (65,574)

Interest income (expense):
     Bank indebtedness                                         (1,660)             (1,686)              (2,891)
     Long-term debt                                           (17,045)            (67,397)             (93,547)
     Foreign exchange gains (losses) on translation of
       long-term debt                                          27,436             (24,228)             189,180
     Amortization of deferred finance costs and debt
       discount                                                (1,133)             (2,266)              (4,411)
---------------------------------------------------------------------------------------------------------------
                                                                7,598             (95,577)              88,331

Other income (expense)                                            (96)             (5,869)               2,200

Financial restructuring costs                                       -             (11,391)              (7,790)
---------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                            (4,689)            (83,551)              17,167

Income taxes (note 7)                                            (781)                (77)              (1,034)
---------------------------------------------------------------------------------------------------------------

Net earnings (loss) from continuing operations                 (5,470)            (83,628)              16,133

Net loss from discontinued operations                               -             (12,426)             (19,937)
---------------------------------------------------------------------------------------------------------------

Net loss                                                       (5,470)            (96,054)              (3,804)

Provision for dividends on preferred shares                         -              (2,753)              (4,779)
---------------------------------------------------------------------------------------------------------------

Net loss attributable to common and non-voting shares     $    (5,470)       $    (98,807)         $    (8,583)
===============================================================================================================

Loss per share:
     Basic                                                $    (0.21)       $      (2.33)         $     (0.20)
     Diluted                                                   (0.21)              (2.33)               (0.20)

Weighted average number of common and non-voting shares
   outstanding (thousands of shares)                           25,636              42,481               42,481

===============================================================================================================

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statements of Deficit
(Expressed in thousands of Canadian dollars)

=============================================================================================
                                              July 28, to      January 1 to      January 1 to
                                             December 31,          July 27,      December 31,
                                                     2004              2004              2003
---------------------------------------------------------------------------------------------
                                                              (predecessor)     (predecessor)
                                                                                   (Restated)
 Deficit, beginning of period                   $       -        $ (724,143)      $  (720,339)

 Net loss                                          (5,470)          (96,054)           (3,804)
---------------------------------------------------------------------------------------------

 Deficit, end of period                         $  (5,470)       $ (820,197)      $  (724,143)
=============================================================================================

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

=====================================================================================================================
                                                                      July 28, to     January 1 to      January 1 to
                                                                     December 31,         July 27,      December 31,
                                                                             2004             2004              2003
---------------------------------------------------------------------------------------------------------------------
                                                                                     (predecessor)     (predecessor)
                                                                                                          (Restated)
 Cash provided by (used in):

 Operations:
     Net earnings (loss) from continuing operations                       $(5,470)       $ (83,628)          $16,133
     Items not involving cash:
        Amortization of property, plant and equipment                      14,249           33,036            45,973
        Amortization and write-down of deferred charges                       161            2,266            10,397
        Foreign currency translation gain                                 (27,436)          24,228          (189,180)
        Accretion of debt discount                                          1,133                -                 -
        Loss on property, plant and equipment disposals                         -              450            (2,174)
        Other                                                              (1,844)            (106)            5,679
---------------------------------------------------------------------------------------------------------------------
                                                                          (19,207)         (23,754)         (113,172)
 Changes in non-cash working capital items:
     Accounts receivable                                                     (860)         (14,215)           23,144
     Inventory                                                              8,860          (51,670)           53,500
     Prepaid expenses                                                       3,217           (4,052)            4,526
     Accounts payable and accrued liabilities                             (17,061)          94,108            79,460
---------------------------------------------------------------------------------------------------------------------
                                                                           (5,844)          24,171           160,630
---------------------------------------------------------------------------------------------------------------------
 Continuing operations                                                    (25,051)             417            47,458
 Discontinued operations                                                        -           (2,307)          (30,693)
---------------------------------------------------------------------------------------------------------------------
                                                                          (25,051)          (1,890)           16,765

 Investments:
     Additions to property, plant and equipment                            (5,329)          (3,506)          (29,170)
     Additions to capitalized roads                                        (6,307)         (21,122)                -
     Disposals of property, plant and equipment                             2,949            1,062             3,761
     Restricted assets                                                     (2,883)               -                 -
     Other                                                                   (387)           1,224            (1,002)
---------------------------------------------------------------------------------------------------------------------
                                                                          (11,957)         (22,342)          (26,411)

 Financing:
     Bank indebtedness                                                     28,375           19,311             8,608
---------------------------------------------------------------------------------------------------------------------

 Increase (decrease) in cash                                               (8,633)          (4,921)           (1,038)

 Cash, beginning of period                                                 16,640           21,561            22,599
---------------------------------------------------------------------------------------------------------------------

 Cash, end of period                                                      $ 8,007          $16,640           $21,561
=====================================================================================================================

 Supplementary information:
     Cash paid for:
        Interest                                                          $19,677          $69,083           $96,438
        Income taxes                                                            -              559             1,034

     Non-cash item:
        Take-back proceeds receivable (note 9(b)(iii))                     21,546                -                 -

=====================================================================================================================

See accompanying notes to consolidated financial statements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS:

     Western Forest Products Inc.'s ("Western" and together with its subsidiaries the "Company") business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Western's active subsidiaries, all wholly owned, are as follows:

         Western Pulp Limited
         WFP Lumber Sales Limited
         4018982 Canada Inc. (formerly Doman Western Lumber Ltd.)

     On November 7, 2002, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor"), voluntarily filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") with the British Columbia Supreme Court (the "Court").

     On July 27, 2004, the Predecessor implemented a Plan of Compromise and Arrangement under CCAA and Reorganization under the Canada Business Corporations Act (the "CBCA ") (the "Plan") and emerged from protection under CCAA. Western was incorporated under CBCA on April 27, 2004 under the name "4204247 Canada Inc." for the purpose of implementing the Plan. The Company changed its name to "Western Forest Products Inc." on June 21, 2004. On July 27, 2004, Western acquired the solid wood and pulp assets from the Predecessor. Until the Plan was implemented, Western did not carry on any business and had no material assets or liabilities. Western commenced active business on July 28, 2004.

     The purpose of the Plan was to (1) compromise the claims of the Predecessor's affected creditors so as to enable its solid wood and pulp businesses to be carried on under a new corporate structure, with relief from certain debt servicing and repayment obligations; and (2) facilitate the repayment of Doman's secured senior notes through the distribution of certain warrants (exercisable for Western's secured bonds and Common shares) and the sale of certain private placement units consisting of Western's secured bonds and Common shares.

     The significant steps in the implementation of the Plan included:

     (a) the incorporation of two new corporations, Western and Western Pulp Limited ("WPL");

     (b) the segregation of the principal operating assets of the Predecessor into two separate operating groups: the solid wood assets, which were transferred to Western, and the pulp assets, which were transferred to WPL; WPL became a wholly-owned subsidiary of Western;

     (c) the unsecured indebtedness of the Predecessor were compromised and converted to approximately 75% of the Common shares of Western, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for the Company's secured bonds and Common shares);

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for U.S.$210 million, the Company issued secured bonds with an aggregate principal face value of U.S.$221 million and approximately 25% of Western's Common shares to the Standby Purchasers and those unsecured creditors of the Predecessor who exercised the warrants; the proceeds of U.S.$210 million were used primarily to repay Doman's senior secured noteholders and to cover the Predecessors' CCAA exit costs, with the remaining amount released to the Company for working capital purposes.

     (e) Western entered into a working capital facility providing for revolving advances up to $100 million (note 5) and reorganized certain intercorporate debt; and

     (f) Western issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of Western on the terms set out in the Plan to existing shareholders of Doman (note 8); no other distributions were made or other compensation paid to Doman shareholders under the Plan.

     The Company's balance sheet as at July 28, 2004 has been prepared under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company was required to determine its enterprise value. The enterprise value of $535 million was determined by the Company's management based on various third party reports and offers received in conjunction with the Predecessor's reorganization proceedings.

     The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described below. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     The following table summarizes the impact of adjustments required to implement the Plan and to reflect the adoption of fresh start accounting:

===============================================================================================================
                                                                         Adjustments
                                                              -------------------------------
                                             July 27, 2004                                       July 28, 2004
                                          Balance prior to                        Fresh Start    Balance after
                                       Plan Implementation         The Plan        Accounting             Plan
---------------------------------------------------------------------------------------------------------------
                                                                (note 1(a))       (note 1(b))

     Assets

     Current assets:
       Cash                                 $       16,640    $     279,750 (iii) $         -    $      16,640
                                                                   (279,750)(ii)
       Accounts receivable                          77,109                -                 -           77,109
       Inventory                                   198,159                -           (12,590)         185,569
       Prepaid expenses                              8,421                -                 -            8,421
---------------------------------------------------------------------------------------------------------------
                                                   300,329                -           (12,590)         287,739

     Investments                                    10,085           (3,173)(ii)            -            6,912
     Property, plant and equipment                 452,402                -           (30,740)         421,662
     Other assets                                   17,266               75 (iii)     (16,170)           1,171
---------------------------------------------------------------------------------------------------------------

                                            $      780,082    $      (3,098)      $   (59,500)   $     717,484
===============================================================================================================

     Liabilities and Shareholders' Equity (Deficiency)

     Current liabilities:
       Bank indebtedness                    $       49,738    $           -       $         -    $      49,738
       Accounts payable and accrued
        liabilities                                 97,049           (5,812)(v)             -           91,237
       Accounts payable subject to compromise       21,694          (21,694)(i)             -                -
       Secured interest payable                     62,841          (62,841)(iv)            -                -
       Unsecured interest subject to
        compromise                                 140,080         (140,080)(i)             -                -
       Current portion of long-term debt
        subject to compromise                      683,573         (683,573)(i)             -                -
       Current portion of long-term debt           213,200         (213,200)(iv)            -                -
---------------------------------------------------------------------------------------------------------------
                                                 1,268,175       (1,127,200)                -          140,975

     Long-term debt                                      -          279,825 (iii)           -          279,825
     Other liabilities                              25,086                -             5,886           30,972
     Future income taxes                                 -                -            10,537           10,537

     Shareholders' equity (deficiency):
       Old preferred shares                         64,076          (64,076)(iv)            -                -
       Old common and non-voting shares            242,942         (242,942)(iv)            -                -
       New common shares                                 -          255,175 (ii)            -          255,175
       Deficit                                    (820,197)         896,120 (iii)     (75,923)               -
---------------------------------------------------------------------------------------------------------------
                                                  (513,179)         844,277           (75,923)         255,175
--------------------------------------------------------------------------------------------------------------

                                            $      780,082    $      (3,098)    $     (59,500)   $     717,484
===============================================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (a) Plan of Arrangement Adjustments:

         In exchange for Doman's U.S. $513 million of unsecured senior notes in default (the "Unsecured Notes") and the claims of other affected creditors, the beneficial holders of two series of Doman Unsecured Notes (the "Noteholders") and other creditors with affected claims (the "Affected Claims") (collectively with the Noteholders, the "Affected Creditors") received, on a pro rata basis, approximately 75% of the equity of the Company, consisting of newly issued common shares.

         (i) The following recorded liabilities of Doman, as at July 27, 2004, were liabilities subject to compromise.

              =======================================================================================
              Accrued interest payable on Unsecured Notes                                 $   140,080
              Long-term debt subject to compromise consisting of the Unsecured Notes          683,573
              ---------------------------------------------------------------------------------------

              Noteholders' liabilities subject to compromise                                  823,653
              ---------------------------------------------------------------------------------------

              Accounts payable and accrued liabilities subject to compromise                   21,694
              Other long-term liabilities                                                           -
              ---------------------------------------------------------------------------------------

              Other affected creditors' liabilities subject to compromise                      21,694
              ---------------------------------------------------------------------------------------

              Total                                                                       $   845,347
              =======================================================================================

         (ii) Under the Plan, the Company acquired all the assets and liabilities of Doman not subject to compromise, but excluding the Port Alice pulp mill assets (previously sold by Doman on May 11, 2004), in exchange for 75% of the issued common shares of the Company and certain warrants of the Company. The remaining 25% of the issued common shares of the Company were issued to the new Senior Secured Bondholders as described below. The common share value of $255.2 million has been determined as the enterprise value of the Company using a going concern valuation approach, of $535 million less the $279.8 million value of the new Senior Secured Bonds ("Secured Bonds") issued to retire Doman's Senior Secured Notes ("Old Secured Notes"). The enterprise value has been determined by the Company's management based on various third party reports and offers received in conjunction with the reorganization proceedings.

         (iii)The Company issued Secured Bonds in the amount of US$221 million and 25% of the equity of the Company in exchange for cash of US$210 million. The Secured Bonds are recorded at the cash amount received of $279.8 million based on an exchange rate of 1.3325 at July 27, 2004. The difference between the cash paid and stated amount of the Secured Bonds represents a discount that will be accreted over the five year term of the Secured Bonds.

         (iv) The holders of the Old Secured Notes of Doman received a distribution of cash for 100% of their outstanding principle of US$160 million ($213.2 million) and unpaid interest of $62.8 million.

         (v) The Predecessor paid outstanding advisory fees of $5.8 million including legal, accounting and investment fees from cash on hand immediately before the transfer of assets to the Company.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND REORGANIZATION PROCEEDINGS (CONTINUED):

     (a) Plan of Arrangement Adjustments (continued):

         (vi) The existing shareholders of Doman received three tranches of non-transferable class C warrants (note 8(c)) to acquire up to 10% of the shares of the Company. The warrants will expire if on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. In preparing the opening balance sheet, no value has been allocated to these warrants due to their contingent nature.

     (b) Fresh start accounting adjustments:

         The Company has performed a comprehensive revaluation of its balance sheet under the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("Fresh Start Accounting"). Under Fresh Start Accounting, the Company is required to assess the fair value of its recorded and unrecorded assets and liabilities and prepare a "fresh start accounting" balance sheet upon emergence from the Plan.

         As required by CICA HB 1625, the enterprise value of $535 million has been allocated upon Fresh Start Accounting to the assets and liabilities of the Company in accordance with the guidance in CICA HB 1581 "Business Combinations":

         =========================================================================
         Current assets                                                   $287,739
         Investments                                                         6,912
         Property, plant and equipment                                     421,662
         Other assets                                                        1,171
         -------------------------------------------------------------------------
                                                                           717,484

         Current liabilities                                               140,975
         Secured Bonds                                                     279,825
         Other long-term liabilities                                        30,972
         Future income taxes                                                10,537
         -------------------------------------------------------------------------
                                                                           462,309
         -------------------------------------------------------------------------

         Equity value                                                     $255,175
         =========================================================================

         The adjustments required to arrive at the values above are as follows:

         =========================================================================
         Inventory valuation                                              $(12,590)
         Property, plant and equipment write-down                          (30,740)
         Deferred pension asset and other assets eliminated                (16,170)
         -------------------------------------------------------------------------
                                                                           (59,500)

         Other long-term liabilities fair value adjustment                  (5,886)
         Future income taxes                                               (10,537)
         -------------------------------------------------------------------------

         Elimination of remaining deficit                                $ (75,923)
         =========================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES:

     These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     The significant policies are summarized below.

     (a) Basis of consolidation:

         These consolidated financial statements include the accounts of Western Forest Products Inc. and all of its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

     (b) Inventory:

         Inventory, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value as follows:

         (i)   Lumber by species (hemlock, fir and cedar);

         (ii)  Logs by sawlogs and pulp logs; and

         (iii) NBSK pulp and chips in aggregate.

     (c) Property, plant and equipment:

         Property, plant and equipment are initially recorded at cost. Amortization periods range from 5 to 10 years, except:

         (i) Logging roads: spur roads are expensed; temporary roads with a life of over three years are capitalized and amortized on a unit of production basis over the estimated volume of timber; and mainline roads are amortized on a straight line basis over the expected lives of the roads which range from 7 to 20 years.

         (ii) Timberlands: are capitalized and amortized on a straight line basis over 40 years; and

         (iii) Squamish Pulp Mill: amortization is on a unit of production basis over 15 years.

         The Company conducts reviews for the impairment of property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

     (d) Foreign currency translation:

         Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the period-end exchange rates. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that relate to long-term debt are considered to be an integral part of financing costs and, accordingly, are included in interest expense.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (e) Reforestation obligation:

         Timber is harvested under various licences issued by the Province of British Columbia. The future estimated reforestation obligation is accrued on the basis of the volume of timber cut. The obligation is recognized at the fair value in the period in which the legal obligation was incurred, with the fair value of a liability determined with reference to the present value of estimated future cash flows.

         In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The non-current and current portion of this obligation are included in other liabilities and accounts payable and accrued liabilities, respectively.

     (f) Revenue recognition:

         Sales are recognized when title to the goods transfers and the risk and rewards of ownership are passed to the customer which is generally at the time products are shipped to external customers. The CICA introduced a new recommendation for the application of GAAP, which provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Prior to January 1, 2004, the Predecessor, along with other companies in the forest industry, presented sales net of countervailing and anti-dumping duties and freight costs. In accordance with the new GAAP standard, countervailing and anti-dumping duties and freight costs have been reclassified to costs and expenses. Prior period amounts for the Predecessor have been restated to reflect these reclassifications.

     (g) Income taxes:

         The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting bases and the tax bases of existing assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

     (h) Employee future benefits:

         The Company recognizes the cost of retirement benefits and certain other post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and with respect to pensions, requires the use of a discount rate, that is set with reference to market interest rates on high-quality debt instruments, to measure the accrued pension benefit obligation.

     (i) Adoption of accounting policies:

         As a result of fresh start accounting, the Company adopted most of the accounting policies of the Predecessor Company except for the following:

         (i) for inventory valuation, the Predecessor aggregated lumber species in testing for lower of cost and net realizable value;

         (ii) for inventory valuation, the Predecessor aggregated sawlogs and pulp logs in testing for lower of cost and net realizable value; and

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     (i) Adoption of accounting policies (continued):

         (iii)for spur roads, the Predecessor capitalized spur roads and amortized the roads based on timber accessed by the roads.

         The adoption of these new policies has not been retroactively applied to the Predecessor results included for comparative purposes only.


3.   INVENTORY:

     ======================================================================
                                               December 31,        July 28,
                                                       2004            2004
     ----------------------------------------------------------------------
     Raw materials                                 $  4,048        $  4,515
     Logs                                            76,491          75,017
     Finished pulp                                    6,510          12,151
     Lumber                                          67,850          72,030
     Supplies and other                              21,810          21,856
     ----------------------------------------------------------------------

                                                   $176,709        $185,569
     ======================================================================


4.   PROPERTY, PLANT AND EQUIPMENT:

     ==========================================================================
                                                      Accumulated      Net book
     December 31, 2004                       Cost    amortization         value
     --------------------------------------------------------------------------
     Land, buildings and equipment:
          Pulp mills                     $ 38,436         $ 1,112      $ 37,324
          Solid wood facilities            96,602           5,008        91,594
          Land                             59,672               -        59,672
          ---------------------------------------------------------------------
                                          194,710           6,120       188,590

     Timberlands                          176,759             848       175,911
     Logging roads                         38,334           7,281        31,053
     --------------------------------------------------------------------------

                                         $409,803         $14,249      $395,554
     ==========================================================================

     During the period ended December 31, 2004, the Company reduced timberlands by $16.5 million and roads by $4.0 million to recognize the timber-take back proceeds (note 9(b)(iii)).

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

4.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED):

     ==========================================================================
                                                        Accumulated    Net book
     July 28, 2004                             Cost    amortization       value
     --------------------------------------------------------------------------
     Land, buildings and equipment:
          Pulp mills                       $ 38,447       $   -        $ 38,447
          Solid wood facilities              91,262           -          91,262
          Land                               62,622           -          62,622
          ---------------------------------------------------------------------
                                            192,331           -         192,331

     Timberlands                            193,305           -         193,305
     Logging roads                           36,026           -          36,026
     --------------------------------------------------------------------------

                                           $421,662       $   -        $421,662
     ==========================================================================


     Amortization of property, plant and equipment:

     ===========================================================================
                                                      December 31,      July 28,
                                                              2004          2004
     ---------------------------------------------------------------------------
     Amortization of buildings and equipment               $ 6,120       $10,435
     Amortization of timberlands and logging roads           8,129        22,601
     ---------------------------------------------------------------------------

                                                           $14,249       $33,036
     ===========================================================================


5.   BANK CREDIT FACILITY:

     On July 27, 2004, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100,000,000.

     At December 31, 2004, of the $93,906,000 of the facility that was available to the Company, $78,113,000 had been drawn down and $2,949,000 was used to support standby letters of credit leaving a balance of $12,844,000 available for future use.


6.   LONG-TERM DEBT:

     ===========================================================================
                                                         December 31,   July 28,
                                                                 2004       2004
     ---------------------------------------------------------------------------

     Secured Bonds (US $221,000,000), 15% due in 2009        $253,522   $279,825

     ===========================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

6.   LONG-TERM DEBT (CONTINUED):

     On July 27, 2004, the Company issued US$221,000,000 of 15% Secured Bonds due 2009 for proceeds of US$210,000,000. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 5). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a redemption price of: 2005 - 107.50%; 2006 - 105.50%; 2007 - 103.50%; 2008 - 101.50%) and (ii) any
     accrued and unpaid interest.

     The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. At December 31, 2004, $2.9 million of cash from asset sales and $21.5 million in accounts receivable from the B.C. Government for the timber take-back (note 9 (b) (iii)) have been included in restricted assets on the balance sheet as these funds may be required to redeem Secured Bonds to the extent that the adequate liquidity criteria is met in the future.


7.   INCOME TAXES:

     Income tax expense for the period from July 28, 2004 to December 31, 2004 differs from the amount that would be computed by applying the Company's combined Federal and Provincial statutory rate as follows:

     ==========================================================================================
                                                                            2004       Tax rate
     ------------------------------------------------------------------------------------------
     Net loss before taxes                                               $(4,689)
     ===========================================================================

     Expected income tax recovery                                        $ 1,670        35.62 %

     Tax effect of:
        Capital gains tax rate on unrealized foreign exchange gain         4,685        99.91
        Losses not recognized                                             (5,961)     (127.13)
        Large corporations tax                                              (781)      (16.66
        Other                                                               (394)       (8.40)
     ------------------------------------------------------------------------------------------

     Income tax expense per financial statements                         $  (781)      (16.66)%
     ==========================================================================================

     Income tax recovery (expense) comprised of:
        Current income tax expense                                       $  (781)
        Future income tax expense                                              -

     ==========================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

7.   INCOME TAXES (CONTINUED):

     ===============================================================================================
                                                                       December 31,         July 28,
                                                                               2004             2004
     -----------------------------------------------------------------------------------------------
     Future tax assets:
        Losses carried forward                                             $  5,961           $    -
        Reforestation and other accruals not deductible for tax
           until paid                                                        10,464           11,032
     -----------------------------------------------------------------------------------------------
                                                                             16,425           11,032
     Valuation allowance                                                     (6,037)               -
     -----------------------------------------------------------------------------------------------
                                                                             10,388           11,032

     Future tax liabilities:
        Property, plant and equipment, due to differences in net
           book value and unamortized capital cost                          (16,240)         (21,569)
        Unrealized foreign exchange gain                                     (4,685)               -
        --------------------------------------------------------------------------------------------
                                                                            (20,925)         (21,569)
     -----------------------------------------------------------------------------------------------

     Net future tax liability                                              $(10,537)        $(10,537)
     ===============================================================================================

     In addition, at December 31, 2004, a subsidiary of the Company has unused tax losses carried forward of approximately $450,000,000 (July 28, 2004 - $500,000,000) expiring between 2005 and 2010 which are available to reduce taxable income and capital losses of $880,000,000 which are available indefinitely, but can only be utilized against capital gains. The ability of the Company and its subsidiary to utilize the losses carried forward and capital losses is not considered more likely than not and therefore, a valuation allowance has been provided against the tax assets.


8.   SHARE CAPITAL:

     (a) Authorized and issued share capital:

         Western's authorized capital consists of an unlimited number of Common shares (the "Common Shares") and an unlimited number of preferred shares issuable in series, of which, as of December 31, 2004, 25,635,424 Common Shares are issued and outstanding, and no preferred shares are issued and outstanding.

         All Common Shares rank equally as to voting rights, participation in a distribution of the assets of Western on a liquidation, dissolution or winding-up of Western and the entitlement to dividends.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (b) Stock-based compensation plan:

         Western has an incentive stock option plan (the "Option Plan"), which permits the granting of options ("Options") to eligible participants to purchase up to a maximum of 2,500,000 Common Shares, which have been reserved for issuance under the Plan. The Option Plan provides that Western's Board of Directors may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of Western or its affiliates or a consultant to Western or its affiliates.

         The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the issued and outstanding Common Shares of the Company outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options. The maximum number of Common Shares that may be issued to the Company's insiders and their associates pursuant to Options granted under the Option Plan within any one-year period may not exceed 10% of the Company's issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of the issued and outstanding Common Shares.

         Each Option is exercisable, subject to vesting terms as may be determined by the Board, into one Common Share, subject to adjustments, at a price of not less than the closing price of the Common Shares on the TSX on the day immediately preceding the grant date. Options granted under the Option Plan expire, generally, a maximum of ten years from the date of the grant.

         The following table summarizes the Options outstanding at December 31, 2004:

         =============================================================================================
                                                  Number of   Exercise price per      Weighted average
                                              Common Shares         Common Share        exercise price
         ---------------------------------------------------------------------------------------------
         Outstanding, July 28, 2004                       -                    -                     -
         Granted                                    299,590               $ 9.72                $ 9.72
         Cancelled                                        -                    -                     -
         Exercised                                        -                    -                     -
         ---------------------------------------------------------------------------------------------

         Outstanding, December 31, 2004             299,590               $ 9.72                $ 9.72
         =============================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (b) Stock-based compensation plan (continued):

         Details of options outstanding under the share option plan at December 31, 2004 are as follows:

         =================================================================================================================
                                                      Options outstanding                      Options exercisable
                                             -------------------------------------       ---------------------------------
                                   Number             Weighted                                  Number
         Range of             outstanding              average            Weighted        exercisable,            Weighted
         exercise            December 31,            remaining             average        December 31,             average
         prices                      2004    option life (yrs)      exercise price                2004      exercise price
         -----------------------------------------------------------------------------------------------------------------

         $12.10                    49,590                  4.5             $ 12.10 (1)               -             $ 12.10
         $ 9.50                   250,000                  4.7                9.25 (2)               -                9.25
         -----------------------------------------------------------------------------------------------------------------

                                  299,590                                  $  9.72                   -             $  9.72
         =================================================================================================================


         (1) Granted at a 10% premium above trading price of the shares at grant date.

         (2)   Granted at the trading price of the shares at grant date.

         During the period ended December 31, 2004, 299,590 Options with a weighted average fair value of $4.51 per Common Share were granted and valued using the Black-Scholes option pricing model with the following weighted average assumptions:


         =======================================================================
         Risk-free interest rate (%)                                        4.5%
         Expected volatility (%)                                             30%
         Expected life (in years)                                         5 - 10
         Expected dividends                                                   0%
         =======================================================================


         The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models also require estimates, which are highly subjective, including expected volatility of the underlying stock. The Company bases estimates of volatility on historical stock prices. Changes in assumptions can materially affect estimates of fair values.

         The Company recorded compensation expense of $73,000 during the period based on the fair value of the options of $1,350,000 as determined under Black-Scholes using the above assumptions, and prorated for the vesting periods and the number of days in the reporting period.

     (c) Class C Warrants:

         The Company issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants") as of July 27, 2004. Each Class C Warrant entitles the holder to purchase one Common Share (subject to certain adjustments) at the following exercise price: $16.28 for Tranche 1 Class C Warrants, $26.03 for Tranche 2 Class C Warrants, and $33.83 for the Tranche 3 Class C Warrants.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

8.   SHARE CAPITAL (CONTINUED):

     (c) Class C Warrants (continued):

         The Class C Warrants are non-transferable and have a five-year term, subject to early termination provisions. Western is entitled to give a 30-day notice of termination with respect to any tranche of Class C Warrants if, during a 20-day trading period ending prior to the fifth business day prior to the date of such notice, the Company's Common shares trade at weighted average price per share that is more than 125% of the exercise price of such tranche. In addition, the warrants will expire if, on or after July 27, 2005, the Company amalgamates or completes a similar business combination that results in the shareholders of the Company owning less than 80% of the issued and outstanding equity shares of the continuing entity. For accounting purposes, no value has been allocated to these warrants due to their contingent nature.


9.   COMMITMENT AND CONTINGENCIES:

     (a) Operating leases:

         Future minimum lease payments at December 31, 2004 under operating leases were as follows:


         =============================================
         2005                                   $3,617
         2006                                    2,672
         2007                                    1,729
         2008                                      981
         Thereafter                                322
         ---------------------------------------------

                                                $9,321
         =============================================

     (b) Contingencies:

         (i)   Softwood lumber duties:

               On March 21, 2002 and further adjusted on April 25, 2002, the U.S. Department of Commerce ("USDOC") issued its final determination in the countervailing and antidumping investigations. The USDOC's final determination in the countervailing investigation resulted in a duty rate of 18.79%. The USDOC's final determination in the antidumping investigation resulted in Company specific duty rates ranging from 2.18% to 12.44% on the six companies investigated and an all other rate of 8.43% for all other companies including this Company.

               On May 16, 2002, the U.S. International Trade Commission ("USITC") published its final written determination on injury and stated that Canadian softwood lumber threatens material injury to the U.S. industry. As a result, effective from May 22, 2002, cash deposits were required for shipments at the rates determined by the USDOC. All prior bonds or cash deposits posted prior to May 22, 2002 and since inception of this dispute on April 2, 2001 were refunded.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

9.   COMMITMENT AND CONTINGENCIES (CONTINUED):

     (b) Contingencies (continued):

         (i)   Softwood lumber duties (continued):

               Effective December 20, 2004, the USDOC implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and the all others anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first Administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing deposit rate to 16.37% to adjust for ministerial errors.

               The Company has expensed $21,050,000 in duties for the period from July 28, 2004 to December 31, 2004 representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004 ($23,991,000 for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36,088,000). The Company and its Predecessor have paid US$73,300,000 in cash deposits since May 22, 2002.

               The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, NAFTA panels and the WTO.

               NAFTA and WTO panels have issued several rulings with respect to the countervailing and anti-dumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, the Company has not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to new shipments.

               A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, the Company would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

9.   COMMITMENT AND CONTINGENCIES (CONTINUED):

     (b) Contingencies (continued):

         (i)   Softwood lumber duties (continued):

               The final amount of countervailing and antidumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

         (ii)  Litigation and claims:

               In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

         (iii) The Forest Revitalization Plan:

               Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown. The take-back under the FR Plan reduced the Company's harvesting rights by 685,216 cubic metres from its tree farm licences ("TFL") and forest licences ("FL") and 827 hectares from its timber licences. Although the legal take-back is retroactive to March 31, 2003, all licence holders were able to continue to operate in the normal course of business within the take-back areas until the Minister of Forests issues a final take-back order.

               The first phase of negotiations with the Crown regarding the reduction of the Company's harvesting rights began in November 2003. These negotiations have recently concluded and a settlement framework agreement has been reached on compensation to be paid to the Company by the Crown. In 2005, pursuant to terms of the settlement framework agreement, the Company received $16.5 million in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5 million towards compensation for improvements the Company made to Crown land in the take-back areas ($4 million has been recorded as a reduction in capitalized roads and $1 million has been recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

               Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. The final comprehensive settlement agreement is expected to be reached in 2005.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

9.   COMMITMENT AND CONTINGENCIES (CONTINUED):

     (b) Contingencies (continued):

         (iii) The Forest Revitalization Plan (continued):

               In 2003, the Crown budgeted for two funds totalling $275 million
               - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown announced that they would increase each fund by $50 million in fiscal 2005/06. The Company is working with the Crown to determine compensation for its displaced workers and contractors.


10.  SEGMENTED INFORMATION:

     (a) Industry segments:

         The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations.

         =====================================================================================
                                                            July 28 to December 31, 2004
                                                   -------------------------------------------
                                                   Solid wood           Pulp             Total
         -------------------------------------------------------------------------------------
         Sales:
         To external customers                       $243,740        $80,366          $324,106
         To other segment (1)                          15,852              -            15,852
         -------------------------------------------------------------------------------------

                                                     $259,592        $80,366          $339,958
         =====================================================================================


         =====================================================================================
                                                            July 28 to December 31, 2004
                                                   -------------------------------------------
                                                   Solid wood          Pulp              Total
         -------------------------------------------------------------------------------------

         Segmented operating loss                    $ (3,676)      $(2,370)        $  (6,046)
         General corporate expenses                                                    (6,145)
         Cash interest                                                                (18,705)
         Foreign exchange gain/amortization of
            finance costs                                                              26,303
         Other expense                                                                    (96)
         Income tax expense                                                              (781)
         -------------------------------------------------------------------------------------

         Net loss                                                                    $ (5,470)
         =====================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

10.  SEGMENTED INFORMATION (CONTINUED):

     (a) Industry segments (continued):

         ============================================================================================
                                                                  July 28 to December 31, 2004
                                                           ------------------------------------------
                                                            Solid wood           Pulp          Total
          -------------------------------------------------------------------------------------------
          Identifiable assets                               $  594,008       $ 84,609      $  678,617
          Corporate assets                                                                     17,818
          -------------------------------------------------------------------------------------------

                                                                                           $  696,435
         ============================================================================================

          Amortization of property, plant and equipment      $  13,137       $  1,112      $   14,249
         ============================================================================================

          Capital expenditures                               $  11,636       $      -      $   11,636
         ============================================================================================

         (1)  Inter-segment sales are accounted for at prevailing market prices.

     (b) Geographic information:

         (i)  Sales:

              The Company's sales, based on the known origin of the customer, from July 28 to December 31, 2004 were as follows:

              ======================================================================================
              Canada                                                                      $   86,860
              United States                                                                  110,753
              Asia                                                                            94,509
              Europe                                                                          29,299
              Other                                                                            2,685
              --------------------------------------------------------------------------------------
                                                                                          $  324,106
              ======================================================================================

         (ii) Property, plant and equipment:

              All of the Company's property, plant and equipment are located in British Columbia, Canada.


11.  PENSION PLANS:

     The Company's hourly paid employees are members of union pension plans established pursuant to collective bargaining agreements. The aggregate contributions made by the Company and charged to earnings amounted to $3,953,000 for the period from July 28, 2004 to December 31, 2004.

     The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average annual earnings. The company also has health care plans covering certain hourly and retired salaried employees.

     On July 28, 2004, the Company implemented fresh start accounting and recorded on its books a liability of $17,978,000 representing the excess of actuarial liabilities over the market value of assets as calculated by the Company's actuary. Included in this amount are the liabilities for the Supplementary pension plan ($6,681,000) and the hourly bridging and hourly non-pension post retirement plans ($10,097,000) all of which are unfunded arrangements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

11.  PENSION PLANS (CONTINUED):

     Information about the Company's salaried pension plans and other non-pension benefits, in aggregate, for the period from July 28, 2004 to December 31, 2004 is as follows:

      =================================================================================
                                                              Salaried      Non-pension
                                                         pension plans            plans
      ---------------------------------------------------------------------------------
      Plan assets:
         Market value, beginning of period                   $  89,333         $      -
         Company contributions                                     876              158
         Employees' contributions                                   16                -
         Benefits paid                                          (2,621)            (158)
         Actual return on assets                                 7,138                -
      ---------------------------------------------------------------------------------

         Market value, end of period                         $  94,742         $      -
      =================================================================================

      Accrued benefit obligation:
         Balance, beginning of period                        $  98,149         $  9,162
         Company current service cost                            1,220               80
         Past service cost                                           -                -
         Employees' contributions                                   16                -
         Benefits paid                                          (2,621)            (158)
         Interest on obligation                                  2,615              272
         Actuarial loss                                          5,665            1,116
      ---------------------------------------------------------------------------------

         Balance, end of period                              $ 105,044         $ 10,472
      =================================================================================

      Funded status (end of year):
         Funded status deficit                                $(10,302)        $(10,472)
         Unamortized past service costs                              -                -
         Unamortized net actuarial losses                        1,259            1,116
      ---------------------------------------------------------------------------------

         Balance sheet liability                              $ (9,043)        $ (9,356)
      =================================================================================


     Included in the accrued benefit obligations above for salaried pension plans and non-pension plans, at December 31, 2004, are the liabilities for the Supplementary pension plan ($6,524,000) and the hourly bridging and hourly non-pension post retirement plans ($11,601,000) which are unfunded arrangements.

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

11.  PENSION PLANS (CONTINUED):

     The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:


      ==================================================================================
      Discount rate at beginning of year:
         Pension plans                                                             6.50%
         Non-pension plans                                                         6.50%

      Discount rate at end of year:
         Pension plans                                                             6.00%
         Non-pension plans                                                         6.00%

      Expected long term return on assets:
         WFP and Doman Plan                                                        7.50%
         Other plans                                                                 n/a
      Rate of compensation increases                                               3.50%
      Health care cost trend rate               6.90% for 2005 reducing to 4.30% in 2011
      ==================================================================================

     The Company's salaried pension and non-pension benefits expense for 2004 is as follows:

      ==============================================================================================
                                                                          Salaried       Non-pension
                                                                     pension plans             plans
      ----------------------------------------------------------------------------------------------
      Current service cost                                               $   1,220          $     80
      Interest cost                                                          2,615               272
      Actual return on assets                                               (7,138)                -
      Amortization of past service cost                                          -                 -
      Actuarial loss                                                         5,665             1,116
      Difference between actual and expected return on plan assets:
         Return on plan assets                                               4,406                 -
         Actuarial loss                                                     (5,665)           (1,116)
      ----------------------------------------------------------------------------------------------
                                                                         $   1,103           $   352
      ==============================================================================================


12.  FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES:

     (a) Fair value of financial instruments:

         The estimated fair values of the Company's financial instruments as at December 31, 2004 are as follows:

          ===========================================================================================
                                                                               Carrying          Fair
                                                                                 amount         value
          -------------------------------------------------------------------------------------------

          Accounts receivable                                                 $  99,515     $  99,515
          Restricted assets                                                      24,428        24,428
          Other investments                                                       7,166         7,166
          Bank indebtedness                                                      78,113        78,113
          Accounts payable and accrued liabilities                               75,176        75,176
          Secured Bonds (note 6)                                                253,522       286,480
          ===========================================================================================

WESTERN FOREST PRODUCTS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

For the period from July 28, 2004 to December 31, 2004

--------------------------------------------------------------------------------

12.  FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES (CONTINUED):

     (a) Fair value of financial instruments (continued):

         The fair value of the Company's accounts receivable, bank indebtedness, and accounts payable and accrued liabilities was estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company's other investments, as a result of their nature, was also estimated to approximate their carrying values. The fair value of the Company's Secured Bonds was estimated based on market prices.

     (b) Concentration of credit risk:

         The Company has significant exposures to individual customers including one customer which comprised 11% of the Company's sales for the period from July 28, 2004 to December 31, 2004. However, all of the Company's sales are either made on a cash basis, without credit terms, or are insured for 90% of their sales value with the Export Development Corporation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our"), on a consolidated basis, for the period commencing July 28, 2004 and ending December 31, 2004 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our consolidated audited financial statements and related notes thereto, for the period commencing July 28, 2004 and ending December 31, 2004, which are filed on SEDAR at www.sedar.com under our Company's name.


1.   BACKGROUND

On July 27, 2004, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") implemented a Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and Reorganization under the Canada Business Corporations Act ("CBCA") (the "Plan") and emerged from protection under the CCAA. We were incorporated under the CBCA on April 27, 2004 under the name "4204247 Canada Inc." for the purposes of implementing the Plan. On June 21, 2004, we changed our name to "Western Forest Products Inc." On July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of the Predecessor. Until the Plan was implemented, we did not carry on business and had no material assets or liabilities. We commenced business after the implementation of the Plan on July 27, 2004.

The purpose of the Plan was to (1) compromise the claims of our Predecessor's affected creditors so as to enable the Predecessor's solid wood and pulp businesses to be carried on under a new corporate structure, with relief from certain debt servicing and repayment obligations that it was subject to at that time; and (2) facilitate the refinancing of Doman's senior secured notes through the distribution of certain warrants (exercisable for the Company's secured bonds and Common shares) and the sale of certain private placement units consisting of the Company's secured bonds and Common shares.

The significant steps in the implementation of the Plan included:

     (a) the incorporation of two new corporations, the Company and Western Pulp Limited ("WPL");

     (b) the segregation of the principal operating assets of our Predecessor into two separate operating groups: the solid wood assets, which were transferred to the Company, and the pulp assets, which were transferred to WPL; WPL became a wholly owned subsidiary of the Company;

     (c) the unsecured indebtedness of our Predecessor was compromised and converted to approximately 75% of the Common shares of the Company, subject to certain cash elections; in addition, the Predecessor's unsecured creditors were entitled to certain warrants (exercisable for our secured bonds and Common shares);

     (d) the indebtedness held by Doman's senior secured noteholders was refinanced in full through a combination of a distribution of Class A and B warrants to the Predecessor's unsecured creditors and a private placement to certain standby purchasers (the "Standby Purchasers"); for proceeds of US$210 million, the Company issued secured bonds with an aggregate principal face value of US$221 million and approximately 25% of the Company's Common shares to the Standby Purchasers and those unsecured creditors of our Predecessor who exercised the Class A and B warrants; the proceeds of US$210 million were used primarily to repay Doman's senior secured noteholders and to cover our Predecessor's CCAA exit cost, with the remaining amount released to us for working capital purposes;

     (e) the Company entered into a working capital facility providing for revolving advances up to $100 million and reorganized certain intercorporate debt; and

     (f) the Company issued three tranches of non-transferable Class C warrants to purchase up to 10% of the Common shares of the Company on the terms set out in the Plan to existing shareholders of Doman; no other distributions were made, or other compensation paid, to Doman shareholders under the Plan.

On August 3, 2004, our Common shares began trading on the Toronto Stock Exchange under the symbol "WEF".

For further information about the Plan, please see the information circular and proxy statement pertaining to the Plan dated May 7, 2004 and related documents of our Predecessor, which documents are available at www.sedar.com under our Predecessor's name, Doman Industries Limited.


2.   GENERAL

In addition to discussing and analyzing the financial condition and results of operations, this discussion and analysis compares our results for the period from July 28, 2004 to December 31, 2004 combined with our Predecessor's results from January 1, 2004 to July 27, 2004 (pro forma) with the year ended December 31, 2003 of our Predecessor. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA refers to operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses and in the case of our Predecessor, also before restructuring costs and asset write-downs. We have included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

CERTAIN STATEMENTS IN THIS DISCUSSION AND ANALYSIS AND OUR CONSOLIDATED INTERIM FINANCIAL STATEMENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE DESCRIBED UNDER THE "RISKS AND UNCERTAINTIES" SECTION, WHICH MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS.

Unless otherwise noted, the information in this discussion and analysis is as at March 24, 2005. All financial references are in Canadian dollars unless otherwise noted.


3.   COMPANY'S BUSINESS

The Company's business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets. Factors that have affected and will continue to affect operating results include the economic health of the US, Japan and Canada, which are the leading markets for the Company's lumber products, and of Asia and Europe, which are the leading markets for the Company's pulp products.

Demand for the Company's lumber products is significantly driven by the level of US housing starts, and indirectly is a function of the health of the US economy and mortgage borrowing rates. The supply of lumber to the US is tied to the levels of lumber industry production, the ability or inability of certain producers to shift production between different lumber markets and, since May 2002, the countervailing and anti-dumping duties imposed by the US upon Canadian producers of softwood lumber exports to the US. The Company, as a result, is unable to maintain significant lumber shipments to the US without incurring significant costs. We also market our lumber products to the Japanese market. As a result, the condition of the Japanese economy has a significant impact on the demand for our lumber products.

The pulp industry is highly competitive on a global basis and producers compete primarily on price. Over the long-term, demand for Northern Bleached Softwood Kraft ("NBSK") pulp is a function of economic growth generally, and paper and paperboard demand specifically. The supply of market pulp is a function of both industry production and the level of inventories that exist, and, over short periods of time, NBSK prices are subject to wide fluctuations depending on the balance between demand and supply.

4. REVIEW OF THE COMPANY'S RESULTS FOR THE PERIOD FROM JULY 28, 2004 TO DECEMBER 31, 2004

SELECTED FINANCIAL INFORMATION                                                     2004
                                                        ---------------------------------------------------------
                                                              5 mths              4th Qtr             3rd Qtr
(millions of Canadian dollars-except per                   (July 28 to          (Oct 1 to          (July 28 to
unit sales prices and per share amounts)                     Dec 31)             Dec 31)             Sept 30)
                                                        -----------------     --------------      ---------------
Average Exchange Rate - Cdn$ to purchase one US$             $  1.2622            $ 1.2219            $ 1.3227

Sales volumes
     Lumber - millions of board feet                               293                 158                 135
     Logs - thousands of cubic metres                              527                 236                 291
     Pulp - thousands of ADMT                                      126                  74                  52
Sales prices
     Lumber - per thousand board feet                        $     593            $    557            $    634
     Logs - per cubic metre                                  $     113            $    118            $    109
     Pulp - per ADMT                                         $     639            $    601            $    694

Net sales
     Lumber                                                  $   173.3            $   87.8            $   85.5
     Logs                                                         59.5                27.7                31.8
     By-products                                                  10.9                 5.7                 5.2
                                                        -----------------     --------------      ---------------
     Solid wood segment                                          243.7               121.2               122.5
     Pulp segment                                                 80.4                44.6                35.8
                                                        -----------------     --------------      ---------------
                                                                 324.1               165.8               158.3

Costs and expenses                                               322.1               181.6               140.5
                                                        -----------------     --------------      ---------------
Operating earnings (loss) before amortization (EBITDA)             2.0               (15.8)               17.8

Amortization of property, plant and equipment                     14.2                 8.7                 5.5
                                                        -----------------     --------------      ---------------
Operating earnings (loss) (EBIT)                                 (12.2)              (24.5)               12.3

Other income and expense
     Interest                                                    (19.8)              (11.2)               (8.6)
     Exchange gains and (losses) on long-term debt                27.4                12.6                14.8
     Other income (expense)                                       (0.1)                -                  (0.1)
                                                        -----------------     --------------      ---------------

Earnings (loss) before income taxes                               (4.7)              (23.1)               18.4
Income tax (expense) recovery                                     (0.8)                3.5                (4.3)
                                                        -----------------     --------------      ---------------
Net earnings  (loss)                                         $    (5.5)           $  (19.6)           $   14.1
                                                        =================     ==============      ===============

Basic earnings (loss) per share                              $   (0.21)           $  (0.76)           $   0.55
Diluted earnings (loss) per share                            $   (0.21)           $  (0.76)           $   0.55

Shares outstanding (000's)                                      25,636              25,636              25,636

Use of cash in operating activities                          $   (25.1)           $  (22.8)           $   (2.3)
Total assets(4)                                              $   696.4            $  696.4            $  730.9
Total long-term debt                                         $   253.5            $  253.5            $  265.4


Notes:

1. For ease of reference, we use the term "third quarter" to mean the period from July 28, 2004 to September 30, 2004 and the term "fourth quarter" to mean the period from October 1, 2004 to December 31, 2004.

2. The financial information presented has been prepared in accordance with Canadian GAAP, with the exception of references to EBITDA and EBIT, as discussed under "General" above.

3. Secured debt of US$210.9 million at December 31, 2004 (US$210.04 million at September 30, 2004) represents the US$210 million proceeds (from the issuance of Secured Bonds with an aggregate principal value of US$221 million) plus accretion of the discount on the issuance of the Secured Bonds, translated at an exchange rate of 1.2020 at December 31, 2004 (1.2616 at September 30, 2004).

4. Total assets as at September 30, 2004 restated for final July 28, 2004 "fresh start" entries (see note 1(b) to our audited consolidated financial statements).

    SEGMENTED INFORMATION                                                           2004
                                                         ------------------------------------------------------------
                                                               5mths                4th Qtr             3rd Qtr
                                                            (July 28 to            (Oct 1 to          (July 28 to
    (millions of Canadian dollars)                            Dec 31)               Dec 31)             Sept 30)
                                                         -------------------    ----------------    -----------------
    EBITDA
    Solid wood segment                                       $    9.4              $  (10.3)           $   19.7
    Pulp segment                                                 (1.3)                 (1.8)                0.5
    General corporate                                            (6.1)                 (3.7)               (2.4)
                                                         -------------------    ----------------    -----------------
                                                             $    2.0              $  (15.8)           $   17.8
                                                         ===================    ================    =================

    AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
    Solid wood segment                                       $   13.1              $    8.3            $    4.8
    Pulp segment                                                  1.1                   0.4                 0.7
                                                         -------------------    ----------------    -----------------
                                                             $   14.2              $    8.7            $    5.5
                                                         ===================    ================    =================

    EBIT
    Solid wood segment                                       $   (3.8)             $  (18.7)           $   14.9
    Pulp segment                                                 (2.3)                 (2.1)               (0.2)
    General Corporate                                            (6.1)                 (3.7)               (2.4)
                                                         -------------------    ----------------    -----------------
                                                             $  (12.2)             $  (24.5)           $   12.3
                                                         ===================    ================    =================


OVERVIEW OF THE PERIOD FROM JULY 28, 2004 TO DECEMBER 31, 2004

Overall, markets in the fourth quarter of 2004 were weaker for both lumber and pulp compared to the period from July 28, 2004 to September 30, 2004 and the Canadian dollar strengthened by 8% from an average of $1.3227 in the July 28 to September 30, 2004 period to an average of $1.2219 in the fourth quarter. As a result, operating earnings before amortization, or EBITDA, went from $17.8 million in the period July 28, 2004 to September 30, 2004 to negative $15.8 million in the fourth quarter and in total was $2.0 million for the period July 28, 2004 to December 31, 2004. We took action to mitigate the impact of the weaker markets on cash flow and prevent increases in log and lumber inventory by curtailing production at our logging operations and sawmills earlier than the normal planned shutdowns in the fourth quarter.

Sales for the period July 28, 2004 to December 31, 2004 totalled $324.1 million, of which $158.3 million related to the third quarter and $165.8 million to the fourth quarter. The increase in sales reflects three months in the fourth quarter compared to just over two months in the third quarter although the increase due to this is not as high as might be expected as typically a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas by ocean vessels and the sales for the third quarter benefited from the inclusion of the last 3 days of July. Fourth quarter sales were also negatively impacted by a stronger Canadian dollar and lower sales prices for lumber and pulp. Total sales for the period July 28, 2004 to December 31, 2004 comprised $243.7 million for the solid wood segment (75% of the total) and $80.4 million for the pulp segment (25% of the total).

Lumber sales for the period July 28, 2004 to December 31, 2004 totalled $173.3 million and comprised $85.5 million in the July 28 to September 30, 2004 period and $87.8 million in the fourth quarter and were likewise impacted by the timing of shipments and the price and foreign exchange factors described for total sales above. Offsetting this to some degree was an 8% shift away from hemlock to more valuable cedar and fir production in the fourth quarter.

Log sales for the period July 28, 2004 to December 31, 2004 totalled $59.5 million and comprised $31.8 million in the July 28, 2004 to September 30, 2004 period and $27.7 million in the fourth quarter. A lower volume of outside log sales in the fourth quarter (236 km3 verses 291 km3 in the period July 28 to September 30, 2004) resulted in large part from reduced pulp log sales to Port Alice Specialty Cellulose Inc. ("PASCI") for consumption in the Port Alice pulp mill. This pulp mill was sold by our Predecessor to PASCI on May 11, 2004. PASCI ceased operation in October and has subsequently filed under the Bankruptcy and Insolvency Act (Canada). As a result, pulp log sales to PASCI declined from 116 km3 in the period July 28 to September 30, 2004 to 34 km3 in the fourth quarter. Sales of pulp logs to PASCI subsequent to May 11, 2004, all made on a cash-basis by our Predecessor and ourselves, have been recorded as external sales made to a third party. Prior to the pulp mill sale, our Predecessor recorded the log flow as an internal transfer.

Pulp sales for the period July 28, 2004 to December 31, 2004 totalled $80.4 million and comprised $35.8 million in the July 28, 2004 to September 30, 2004 period and $44.6 million in the fourth quarter and were also impacted by the timing of shipments and the price and foreign exchange factors described for total sales above.

Costs and expenses for the period from July 28, 2004 to December 31, 2004 totalled $322.1 million and comprised $140.5 million in the July 28, 2004 to September 30, 2004 period and $181.6 million in the fourth quarter. The increase in costs and expenses reflects three months in the fourth quarter compared to just over two months in the third quarter. However, as noted previously since a significant portion of our lumber and pulp sales occur near the end of a month due to the timing of shipping of our lumber and pulp overseas, the sales and therefore costs and expenses for the third quarter were higher as a result of this inclusion. In addition, in accordance with our new accounting policy for valuing log inventories, costs and expenses include an additional $6.5 million write-down for the fourth quarter and $6.8 million write-down for the five-month period ending December 31, 2004 to recognize the weaker pulp log market and an increase in our inventories as at December 31, 2004. Costs and expenses also includes a further $3.6 million for the fourth quarter and $6.8 million for the five-month period ending December 31, 2004 to recognize the adoption of our new policy to expense spur roads.

Amortization of property, plant and equipment for the period July 28, 2004 to December 31, 2004 was $14.2 million, comprising $5.5 million in the July 28 to September 30, 2004 period and $8.7 million in the fourth quarter.

EBIT for the period July 28, 2004 to December 31, 2004 was $(12.2) million, comprising $12.3 million in the July 28, 2004 to September 30, 2004 period and $(24.5) million in the fourth quarter.

Interest expense of $19.8 million includes $17.0 million in interest on the long-term debt. The debt is denominated in US dollars at a 15% interest rate. The amount of interest in each period will fluctuate with changes in the exchange rate. Interest on the long-term debt for the period of July 28 to December 31, 2004 in the amount of $17.0 million was paid on December 31, 2004. Interest expense also includes $1.1 million in accretion on the long-term debt and $1.7 million in interest on the line of credit.

The $27.4 million gain on the debt translation is a non-cash gain that affects earnings as the debt is marked to the current exchange rate. $14.8 million of the gain relates to the period July 28, 2004 to September 30, 2004 and $12.6 million relates to the fourth quarter reflecting the continuing strengthening of the Canadian dollar from US$1.3325 at July 27, 2004 to US$1.2616 at September 30, 2004 and US$1.2020 at December 31, 2004.

The provision for income taxes represents large corporations tax. We have not recorded the tax benefit for the loss incurred during the period as we have not met the requirements for recognition under Canadian GAAP.

As a result of the above factors, the net loss was $5.5 million and loss per share was $0.21 for the period from July 28, 2004 to December 31, 2004.

SUMMARY OF FINANCIAL POSITION
(millions of Canadian dollars)

                                                                                  As at
                                                                     ---------------------------------
                                                                     December 31,         July 28,
                                                                         2004               2004
                                                                     --------------     --------------
       Cash                                                            $    8.0           $   16.6
       Accounts receivable                                                 78.0               77.1
       Inventories                                                        176.7              185.6
       Prepaid expenses                                                     5.2                8.4
                                                                     --------------     --------------
           Current Assets                                                 267.9              287.7

       Restricted Assets(1)                                                24.4                -
       Investments                                                          7.2                6.9
       Property, plant and equipment                                      395.5              421.7
       Other assets                                                         1.4                1.2
                                                                     --------------     --------------
           Total Assets                                                $  696.4           $  717.5
                                                                     ==============     ==============

       Bank indebtedness                                               $   78.1           $   49.7
       Accounts payable and accrued liabilities                            75.2               91.3
                                                                     --------------     --------------
           Current Liabilities                                            153.3              141.0

       Long-term debt                                                     253.5              279.8
       Other liabilities                                                   39.9               41.5
       Shareholders' Equity                                               249.7              255.2
                                                                     --------------     --------------
           Total Liabilities and Shareholders' Equity                  $  696.4           $  717.5
                                                                     ==============     ==============

       Cash generated from (used in):
           Working capital generated from operations                   $  (19.2)
           Increase in non-cash working capital                            (5.8)
                                                                     --------------
           Funds used in operating activities                             (25.0)
           Financing activities                                            28.4
           Investing activities                                           (12.0)
                                                                     --------------
           Decrease in cash                                            $   (8.6)
                                                                     ==============

Note:

1. See discussion of take back proceeds under the heading "BC Forest Revitalization Plans". See also note 6 to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are cash on hand, the unused portion of our credit facility, cash flow generated from operations and working capital.

Our cash balance at December 31, 2004 was $8.0 million. In addition, $12.9 million was available under our revolving credit facility. The total credit facility of $100 million is subject to a borrowing base calculation determined by the amount of eligible accounts receivable and inventories which can vary significantly over time. As at December 31, 2004 the amount available under the borrowing base calculation was $93.9 million of which $78.1 million had been drawn as bank indebtedness and a further $2.9 million in letters of credit.

Cash consumed in operations for the five month period was $25.0 million, of which $22.8 million arose in the fourth quarter primarily as a result of the payment of the bond interest of $17.0 million made on December 31, 2004. Interest was paid in full as we elected not to defer payment of 50% of the interest payable as permitted under the terms of the bond indenture. Working capital increased in the five month period and used $5.8 million of cash primarily as a result of the reduction in accounts payable and accruals due to the lower levels of logging activities at the end of the year. As discussed above, we curtailed logging production and shutdown the sawmills for a longer period than the normal year end shutdowns as a measured response to the weak lumber markets to conserve cash flow. Capital expenditures totalled $11.6 million, with the major portion, $6.3 million, being spent on the construction of logging roads with the balance spent as to $2.6 million on equipment for the sawmills and $2.7 million on logging equipment. Overall, we do not expect significant changes in the capital expenditure requirements of the business for 2005 compared to the five months to December 31, 2004.

Our revolving credit facility was drawn down by $28.4 million to a balance of $78.1 million as at December 31, 2004 to finance these outlays.

Long-term debt consists of secured debt denominated in US dollars. On translation into Canadian dollars, it declined from $279.8 million at July 28, 2004 to $253.5 million at December 31, 2004 as a result of the strengthening Canadian dollar ($27.4 million) offset in part by the accretion ($1.1 million) for the discount on its issuance.

A key focus for 2005 will be on the management of cash flow and improvement in the Company's financial position. We expect to achieve this through a review of the operating results for each of our assets, the sale of non-core assets, the refinancing of our long-term bonds with lower interest debt, the rigorous review of capital projects and working capital management.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations at December 31, 2004 and our payments due for each of the next five years commencing December 31, 2004 and thereafter:

(millions of Canadian dollars)        Total      2005     2006      2007      2008      2009     Thereafter
                                      -----      ----     ----      ----      ----     ------    ----------
Long-term debt (1)                   $ 265.6     $  -     $  -      $  -      $  -    $ 265.6       $  -
Operating leases                         9.3      3.6      2.7       1.7       1.0        0.3          -
Reforestation liability                 13.9      7.1      2.9       1.4       1.6        0.3        0.6
------------------------------------------------------------------------------------------------------------
Total contractual obligations        $ 288.8   $ 10.7    $ 5.6     $ 3.1     $ 2.6    $ 266.2       $0.6
============================================================================================================

Note:

1. The amount shown for long-term debt represents the US$221 million Secured Bonds translated at the December 31, 2004 exchange rate of $1.2020. This amount is different to the Balance Sheet figure of $253.5 million due to the original issue discount of US$11 million which is being amortized over the 5 year term of the Secured Bonds.

FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

We do not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. We did not use any derivative financial instruments during the period from July 28, 2004 to December 31, 2004.

We do not have any off-balance sheet arrangements as at December 31, 2004 or related party transactions during the period from July 28, 2004 to December 31, 2004.

US SOFTWOOD LUMBER DUTIES

Effective December 20, 2004, the United States Department of Commerce ("USDOC") implemented new deposit rates for shipments made after this date. The USDOC reduced the countervailing duty deposit rate to 17.18% from 18.79% and all the other anti-dumping deposit rate to 3.78% from 8.43%. These new deposit rates are based on the USDOC's final rate determinations for the first administrative review period (May 22, 2002 to March 31, 2003 for the countervailing duty case and May 22, 2002 to April 30, 2003 for the anti-dumping duty case). Effective February 24, 2005, the USDOC further reduced the countervailing duty deposit rate to 16.37% to adjust for ministerial errors.

We expensed $21.1 million in duties for the period from July 28, 2004 to December 31, 2004 representing the combined final countervailing and antidumping duties of 27.22% for the period from May 22, 2002 to December 20, 2004 and 20.96% from December 20, 2004 ($24.0 million for the period from January 1, 2004 to July 27, 2004 for the Predecessor; year ended December 31, 2003 for the Predecessor - $36.1 million). We, together with our Predecessor, have paid US$73.3 million in cash deposits since May 22, 2002.

We and other Canadian forest product companies, the Federal Government of Canada (the "Federal Government") and Canadian provincial governments (collectively "Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made by the United States International Trade Commission ("USITC") and USDOC. Canadian interests continue to pursue appeals of the final countervailing and dumping determinations with the appropriate courts, the North American Free Trade Agreement ("NAFTA") panels and the World Trade Organization ("WTO").

NAFTA and WTO panels have issued several rulings with respect to the countervailing and antidumping investigations. The USDOC has responded to these rulings and modified its methodology and calculations in evaluating and calculating subsidy and dumping rates. However, primarily in the countervailing case, with each response to NAFTA panel rulings, the USDOC's methodology changes have resulted in substantive changes to the duty rates, both up and down, making it difficult to accurately estimate the final rates after all appeals will be complete. As a result, we have not recorded any receivable for prior periods as a result of the change in the cash deposit rate applicable to new shipments.

A NAFTA Panel, in reviewing the "threat of injury" determination made by the USITC, has ruled that the USITC has not been able to provide the NAFTA Panel with substantive evidence to support the USITC ruling of "threat of injury". The NAFTA Panel requested that the USITC reverse its ruling on "threat of injury" with which the USITC reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, we would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that the USDOC would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

The final amount of countervailing and antidumping duties that may be assessed on our Canadian softwood lumber exports to the US cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

B.C. FORESTRY REVITALIZATION PLAN

Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 m3, in exchange for compensation payable by the Crown. The Crown's purpose for the FR Plan includes increasing the timber supply for new forest initiatives and allowing new participants into the forest industry in the Province of British Columbia (the "Province"). The FR Plan states that approximately half of this volume will be distributed to open opportunities for woodlots, community forests and First Nations and the other half will be distributed to BC Timber Sales. BC Timber Sales is an independent organization within the BC Ministry of Forests created to develop Crown timber for auction to establish market prices for timber in the Province. Currently, BC Timber Sales manages 13% of the Provincial AAC, with its share increasing to approximately 20% after the conclusion of the timber reallocation initiative.

The take-back under the FR Plan reduced our harvesting rights by 685,216 m3 from our tree farm licences ("TFL") and forest licences ("FL") and 827 hectares from our timber licences. Although the legal take-back is retroactive to March 31, 2003, all licence holders were able to continue to operate in the normal course of business within the take-back areas until the Minister of Forests issues a final take-back order.

The first phase of our negotiations with the Crown regarding the reduction of our harvesting rights began in November, 2003. These negotiations have recently concluded and a settlement framework agreement has been reached on compensation to be paid to us by the Crown. In 2005, pursuant to terms of the settlement framework agreement, we received $16.5 million in compensation for the loss of 685,216 m3 of AAC and 827 hectares of timber licences. Under this agreement, we also received an advance payment of $5 million towards compensation for improvements we made to Crown land in the take-back areas. The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

For purposes of the take-back, all of our Crown tenures were grouped together. This grouping of licences enabled the Crown to take-back 20% of the total AAC from the group of licences as a whole rather than requiring 20% be taken from each licence in the group. Negotiations in 2004 established where the take-back areas for our reductions would come from.

We received two Ministerial Orders at the end of 2004 that put the AAC reductions into effect. The first Order reduced various tenure AACs by a cumulative 526,171 m3 effective December 31, 2004 while the second reduced various tenure AACs by a further 159,045 m3 effective December 31, 2005. By the end of 2005, the Forestry Revitalization Act (British Columbia) (the "FR Act") will have reduced our TFL AACs by 292,455 m3 and the FL AACs by 392,761 m3. The considerable effort put into negotiations with the Crown resulted in much of the take-back volume coming from tenures not directly associated with forestry dependent communities.

Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. The final comprehensive settlement agreement is expected to be reached in 2005.

In 2003, the Crown budgeted for two funds totalling $275 million - $200 million to compensate British Columbia forest companies for the reduction of harvesting rights and $75 million to mitigate impacts on their displaced contractors as well as company and contractor employees. In early 2005 the Crown announced that they would increase each fund by $50 million in fiscal 2005/06. We are working with the Crown to determine compensation for our displaced workers and contractors.

5.   COMPARISON TO THE RESULTS OF PRIOR PERIODS OF OUR PREDECESSOR

To assist shareholders and other readers understand our business, the following table compares the pro forma results of operations of the Company and its Predecessor for the year ended December 31, 2004 with the results of the Predecessor for the years ended December 31, 2003 and 2002.

                                                                             Year Ended December 31
                                                              ------------------------------------------------------
(millions of Canadian dollars-except per                            2004             2003              2002
unit sales prices)                                            ------------------------------------------------------
                                                                  Pro forma        Predecessor      Predecessor
                                                                                   Restated(1)      Restated(1)
                                                              ------------------------------------------------------
Average Exchange Rate - Cdn$ to purchase one US$                  $    1.3041       $    1.4132      $    1.5700

Sales
     Lumber                                                       $     409.9       $     328.7      $     370.2
     CVD prior year refund                                                -                 -               12.3
     Logs                                                               140.5             106.5            123.3
     By-products                                                         25.5              22.0             19.6
     Other                                                                0.3               -                -
                                                              ------------------------------------------------------
     Solid wood segment                                                 576.2             457.2            525.4
     Pulp segment                                                       181.6             163.9            130.3
                                                              ------------------------------------------------------
                                                                  $     757.8       $     621.1      $     655.7
                                                              ======================================================
Sales Volumes
     Lumber  (MMfbm)                                                      669               596              591
     Logs  (km3)                                                        1,194               721              782
     Pulp - NBSK  (thousand ADMT)                                         261               259              205

Production Volumes
     Lumber  (MMfbm)                                                      677               615              562
     Logs  (km3)                                                        3,923             2,616            3,032
     Pulp - NBSK  (thousand ADMT)                                         266               253              204

Average Prices
     Lumber  ($/mfbm)                                             $       613       $       552      $       627
     Logs  ($/m3)                                                 $       118       $       148      $       158
     Pulp - NBSK  ($/thousand ADMT)                               $       696       $       633      $       635

EBITDA
     Solid wood segment                                           $      75.0       $      12.7      $      79.9
     Pulp segment                                                         0.3             (17.7)            (3.5)
     General corporate                                                  (10.9)             (6.6)            (7.1)
                                                              ------------------------------------------------------
                                                                  $      64.4       $     (11.6)     $      69.3
                                                              ======================================================
Amortization
     Solid wood segment                                           $      40.9       $      36.3      $      38.3
     Pulp segment                                                         6.4               9.6              8.1
                                                              ------------------------------------------------------
                                                                  $      47.3       $      45.9      $      46.4
                                                              ======================================================

Write Down of Assets and Operating Restructuring Costs            $       -         $       8.0      $      67.5
                                                              ======================================================

Segmented Operating Earnings (Loss)
     Solid wood segment                                           $      34.1       $     (23.7)     $      41.6
     Pulp segment                                                        (6.1)            (27.3)           (11.8)
                                                              ------------------------------------------------------
                                                                  $      28.0       $     (51.0)     $      29.8
                                                              ======================================================

Note:

1. The figures have been restated to exclude the results of Port Alice and to include Port Alice as discontinued operations of the Predecessor.

As described above, our results of operations are not necessarily indicative of the results that may be expected for the full fiscal period or for any other period and any comparisons of financial performance with our Predecessor should be reviewed with caution.

Sales for 2004 increased by 22% to $757.8 million from $621.1 million in 2003. Increases were achieved across all active segments.

Sales for solid wood increased 26% to $576.2 million in 2004 from $457.2 million in 2003. This increase reflects:

o An 11% upturn in lumber market prices from an average price per mfbm of $552 in 2003 to $613 in 2004. As most of our lumber sales are quoted in US dollars, the Canadian lumber prices were adversely affected by the foreign exchange rate that went from an average of US$1.4132 in 2003 to an average of US$1.3041 in 2004. Lumber sales volumes also increased by 12% to 669 MMfbm in 2004 from 596 MMfbm in 2003 reflecting strong markets and a new marketing program in the North Eastern United States.

o Log sales in 2004 increased to $140.5 million from $106.5 million in 2003. Sales volume increased by 66% as a result of increased log production and the sale of pulp logs to PASCI in 2004. Log sales to PASCI in 2004 by our Predecessor and ourselves totalled 342 km3 at an average price of $55 per m3. Prior to the sale of the mill by our Predecessor to PASCI in May 2004, our Predecessor would have transferred these pulp logs internally and would not have recorded them as an external sale. The increase in the sales of lower value pulp logs to PASCI during 2004 also had the effect of pulling down the average log price realised in 2004 to $118 per m3 from $148 per m3 in 2003.


Overall sales for the pulp segment increased to $181.6 million in 2004 from $163.9 million in 2003. The sales volume of kraft pulp was similar in the two years, however the sales price increased by $63 per ADMT.

EBITDA increased by $79.6 million from $(11.6) million in 2003 to $68.0 million in 2004. The primary factors for this increase were a $65.9 million increase in EBITDA for the solid wood segment, due to increased lumber prices and increased log sales volumes plus an $18.0 million increase in EBITDA for the pulp segment as a result of higher kraft pulp prices. The adoption of the accounting policies referenced above for the expensing of spur roads and the valuation of pulp log inventory reduces the proforma EBITDA for 2004 by $17.2 million compared to what it would have been if these policies had not been adopted. The increase in general corporate costs of $4.3 million from 2003 to 2004 primarily represents reorganization expenses and legal and consulting costs with respect to evaluating corporate strategies.

QUARTERLY FINANCIAL INFORMATION

To assist shareholders and other readers understand our business, the following table compares the fourth quarter results of operations of the Company, the third quarter results of operations of the Company and its Predecessor and the quarterly results of operations of the Predecessor for the period from January 1, 2003 to June 30, 2004. Note that amounts shown do not extend beyond the operating earnings (loss) line as a comparison of items below that line is not meaningful as a result of the Predecessor's different capital structure. Please see the discussion beginning on page 4 under the heading "Overview of the Period from July 28, 2004 to December 31, 2004" for a discussion of our results of operations for the third and fourth quarters.

QUARTERLY FINANCIAL INFORMATION
(millions of Canadian dollars)

                                                                           Quarter
                                  ------------------------------------------------------------------------------------------
                                             2004                  2004                               2003
                                  --------------------  -------------------------- -----------------------------------------
                                    4th       3rd          3rd      2nd      1st       4th        3rd       2nd        1st
                                           (July 28     July 1 to
                                          to Sept 30)   July 27)
                                  --------------------  --------------------------------------------------------------------
                                        Company                                    Predecessor
                                                                                   Restated(1)
                                  --------------------  --------------------------------------------------------------------
Sales                              $ 165.8    $ 158.3   $ 44.3    $ 227.5   $ 161.9   $ 156.8   $ 159.9   $ 149.8   $ 154.5
Costs and Expenses                   181.6      140.5     44.8      180.4     146.1     162.7     164.2     169.7     136.0
                                  --------------------  ---------------------------  ---------------------------------------
Operating earnings (loss)
before amortization (EBITDA)         (15.8)      17.8     (0.5)      47.1      15.8      (5.9)     (4.3)    (19.9)     18.5

Amortization of property,
plant and equipment                    8.7        5.5      4.4       17.2      11.5      12.2       9.5      12.8      11.4
Operating restructuring
costs and asset write-downs              -          -        -          -         -       1.1       4.9       2.0         -
                                  --------------------  ---------------------------  ---------------------------------------
Operating earnings (loss)         $  (24.5)    $ 12.3   $ (4.9)   $  29.9   $   4.3   $ (19.2)  $ (18.7)  $ (34.7)  $   7.1
                                  ====================  ===========================  =======================================

Note:

1. The figures have been restated to exclude the results of Port Alice and to include Port Alice as discontinued operations of the Predecessor.

The higher sales and EBITDA in the second and third quarters of 2004 relative to the other quarters was primarily due to higher lumber sales due to strong lumber markets and prices, an increase in log sales primarily as a result of the sale of the Port Alice pulp mill by our Predecessor on May 11, 2004 (see discussion in "Overview of the Period from July 28, 2004 to December 31, 2004"), and stronger pulp markets.

FOURTH QUARTER 2004 VS 2003

To assist shareholders and other readers understand our business, the following compares our fourth quarter results of operations with the fourth quarter results of operations of our Predecessor.

                                                                                            4th Quarter
                                                                                ------------------------------------
(millions of Canadian dollars-except per unit sales prices)                           2004              2003
                                                                                     Company         Predecessor
                                                                                                     Restated(1)
                                                                                ------------------------------------
Exchange Rate - Cdn$ to purchase one US$
     (US$ to purchase one Cdn$)                                                      $   1.2219       $   1.3226

Sales
     Lumber                                                                          $     87.8       $     81.3
     Logs                                                                                  27.7             25.9
     By-products                                                                            5.7              6.2
                                                                                ------------------------------------
     Solid wood segment                                                                   121.2            113.4
     Pulp segment                                                                          44.6             43.4
                                                                                ------------------------------------
                                                                                     $    165.8       $    156.8
                                                                                ====================================

Sales Volumes
     Lumber  (MMfbm)                                                                        158              156
     Logs  (km3)                                                                            236              176
     Pulp - NBSK  (thousand ADMT)                                                            74               67

Production Volumes
     Lumber  (MMfbm)                                                                        158              165
     Logs  (km3)                                                                            894              709
     Pulp - NBSK  (thousand ADMT)                                                            73               62

Average Prices
     Lumber  ($/mfbm)                                                                $      557       $      521
     Logs  ($/m3)                                                                    $      118       $      147
     Pulp - NBSK  ($/ADMT)                                                           $      601       $      648

EBITDA
     Solid wood segment                                                              $    (10.3)      $     (1.2)
     Pulp segment                                                                    $     (1.8)      $     (2.2)
     General corporate                                                               $     (3.7)      $     (2.5)
                                                                                ------------------------------------
                                                                                     $    (15.8)      $     (5.9)
                                                                                ====================================

Note:

1. The figures have been restated to exclude the results of Port Alice and to include Port Alice as discontinued operations of the Predecessor.

For the fourth quarter of 2004, our sales increased by 6% to $165.8 million from $156.8 million in the fourth quarter of 2003.

Sales for solid wood increased 8% to $121.2 million in the fourth quarter of 2004 from $113.4 million in the same period of 2003. This increase reflects:

o an upturn in lumber market prices from an average price per mfbm of $521 in the fourth quarter of 2003 to $557 for the same period in 2004. As most of our lumber sales are quoted in US dollars, the Canadian lumber prices were adversely affected by the foreign exchange rate which went from an average of US$1.3226 in the fourth quarter of 2003 to an average of US$1.2219 in the same period of 2004. Lumber sales volumes were relatively stable at 158 MMfbm compared to 156 MMfbm for the fourth quarter of 2003.

o log sales for the fourth quarter of 2004 were $27.7 million, comprised of 236 km3 at an average price of $118 per m3. This compares to sales of $25.9 million for the same period of 2003 made up of 176 km3 at an average price of $147 per m3. The lower price in 2004 reflects the sale of 34 km3 of pulp logs to PASCI and also the fact that prices were generally lower than in the fourth quarter of 2003 when log production in coastal British Columbia was down and prices were driven higher.

Sales for the pulp segment of $44.6 million in the fourth quarter of 2004 compared to $43.4 million the fourth quarter of 2003. Both the sales volume and US dollar gross price were higher, in 2004 (74,152 ADMT vs 66,719 ADMT and US$533/ADMT vs US$515/ADMT respectively), however the stronger Canadian dollar largely offset and eliminated these positives.

Cost of goods sold increased to $181.6 million from $162.7 million in the respective fourth quarters as a result of the increased sales volumes in the fourth quarter of 2004, compared to 2003, in particular for sales of logs and pulp, as well as the changes in accounting policies to expense spur roads and value pulp log inventories that resulted in increased costs of $10.1 million.

EBITDA declined from $(5.9) million in the fourth quarter of 2003 to $(15.8) million in the fourth quarter of 2004 as a result of the factors described above as well as changes in accounting policies noted above.


6.   CRITICAL ACCOUNTING ESTIMATES

RECOVERABILITY OF PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-TERM ASSETS

We assess the recoverability of our property, plant and equipment and other long-term assets by projecting the future cash flows to be generated by our manufacturing plants. These projections require estimates to be made regarding future commodity prices, foreign currency exchange rates, sales volumes, production volumes, operating costs and renewal of licenses and permits. There is a high degree of uncertainty in estimating future cash flows, primarily as a result of the uncertainty regarding future prices for commodities, foreign exchange rates and operating costs. The application of different assumptions for commodity prices, foreign exchange rates and operating costs could result in a conclusion that we would not recover the carrying amount of our property, plant and equipment and other long-lived assets, which could result in a material charge to earnings.

REFORESTATION LIABILITIES

We accrue our reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. Our registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

VALUATION OF INVENTORY

We value our inventories at the lower of cost and net realizable value. We estimate net realizable value by reviewing current market prices for the specific inventory based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, we will record a write-down. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly which could result in a material write-down in inventories in future periods.

SOFTWOOD LUMBER DUTIES

Softwood lumber duties represent contingent liabilities that require a cash deposit to be paid to US customs in order to ship softwood lumber products into the US. We have expensed softwood lumber duties based on the deposit amounts paid to US customs. The actual amount of the duties for softwood lumber products shipped will depend on the outcome of various challenges and appeals made to NAFTA panels, WTO panels and reviewing courts or on a negotiated settlement. In addition, the actual duty amounts will likely be based on rates established by an administrative review process completed by the USDOC. Any difference between the deposit rate paid either by us or our Predecessor and the rate established on administrative review will be refunded to or paid by us, plus interest. The actual amount paid in the future for softwood lumber duties on shipments made in current periods could be materially different than the amounts paid and expensed.

VALUATION OF ACCOUNTS RECEIVABLE

We record an allowance for doubtful collection of accounts receivable based on our best estimate of any potential uncollectable amounts. The best estimate considers past experience with our customer base and a review of current economic conditions and specific customer issues. We have significant exposure to individual customers with the largest customer representing approximately 11% of sales for the period from July 28, 2004 to December 31, 2004. However, all of our sales are either made on a cash basis, without credit terms, or are insured or backed by letters of credit for 90% of their sales value with the Export Development Corporation. Although we and our Predecessor have not had significant bad debt expenses in prior periods, deteriorating economic conditions could result in financial difficulties in our customer base that could lead to bad debts. In addition, although our sales are not concentrated in any particular customer, accounts receivable balances with particular customers can be material at any given time.

PENSION AND OTHER POST RETIREMENT BENEFITS

We have defined benefit pension plans and post-retirement medical and health benefit plans for our officers and employees. We retain independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.

ENVIRONMENT

We disclose environmental obligations when known and accrue the cost associated with the obligations when they are known and the costs can be reasonably estimated. We own a number of manufacturing sites that have been in existence for a significant period of time and as a result may have unknown environmental obligations. However, until the sites are decommissioned and the property, plant and equipment are removed a detailed environmental review cannot be completed. Until these reviews are performed, a reasonable cost estimate of the obligations, if any, cannot be determined.

7.   CHANGES IN ACCOUNTING POLICIES

Our accounting policy for logging roads expenses the cost of spur roads in the period the work is incurred. For intermediate and mainline roads, our practice is to capitalize the road cost. Intermediate roads are then amortized over the estimated timber volume that the road services whereas mainline roads are amortized on a straight line basis over a maximum of 20 years. This policy broadly reflects industry practice and is effective from July 28, 2004. Our Predecessor's past practice was to capitalize all roads and amortize them over the estimated timber volume. The new policy will reduce the amount of road spending that is capitalized. Although the overall impact on total expenses over time should not be significant, for financial statement presentation purposes it will effectively result in the transfer of expenses from amortization expense to operations expense and thus a reduction in EBITDA.

As of July 28, 2004, our accounting policy is to value inventory at the lower of cost and net realizable value as follows:

o for lumber, we compare the average cost of the inventory to the estimated net realizable value for each species of lumber (hemlock, fir and cedar) separately;

o for logs, we compare the average cost of the inventory to the estimated net realizable value for saw logs and pulp logs, separately; and

o for NBSK pulp, we compare the average cost of the inventory to the estimated net realizable value for total pulp inventory.

We believe that this policy results in a conservative valuation of inventory in that unrealized losses on lower value lumber and pulp log inventory are recognized immediately whereas the unrealized profits in higher value lumber and log inventories are recognized when sold.

The practice of our Predecessor was to compare the average cost of inventory to the net realizable value for lumber, logs and NBSK pulp on a total basis for each.

8.   RISKS AND UNCERTAINTIES

The following risks and uncertainties may have a material adverse effect on our operations.

VARIABLE OPERATING RESULTS AND PRODUCT PRICING

Our financial performance is principally dependent on the prices we receive for our products. Average prices that we receive are dependent on the product mix of lumber and logs sold as prices vary significantly between species and grade. Prices for our products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. We cannot provide any assurance as to the timing and extent of any price improvements. On an annualized basis (i) a change of $50 per thousand board feet of lumber would impact EBITDA, net earnings and per share earnings by approximately $35 million, $23 million and $0.88 per share respectively, and (ii) a change of $50 per ADMT of pulp would impact EBITDA, net earnings and per share earnings by approximately $14 million, $9 million and $0.35 per share respectively.

Our financial performance is also dependent on the rate at which we utilize our production capacity. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production will increase, and profitability decrease.

The markets for our products are highly cyclical and are characterized by periods of excess product supply due to many factors, including:

o    additions to industry capacity;

o    increased industry production;

o periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

o    inventory destocking by customers.

Demand for our products is influenced to a significant degree by the global level of economic activity. Additionally, even though costs may increase, our customers may not accept price increases for the products. We are not able to predict with certainty market conditions and prices for our products. Our future financial condition and results of operations will depend primarily upon the prices we receive for lumber and pulp, and a deterioration in prices of or demand for our products could have a material adverse effect on our financial condition, results of operations and ability to satisfy our debt obligations.

RISKS OF EXCHANGE RATE FLUCTUATIONS

Approximately 65% of our sales are made in US dollars, while most of our operating costs and expenses are incurred in Canadian dollars. Our results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly a significant increase in the value of the Canadian dollar relative to the US dollar, could have a material adverse effect on our business, financial condition, results of operations and cash flows. On an annualized basis, a change of 1% in the value of the Canadian dollar per US$1.00 would impact EBITDA, net earnings and per share earnings by approximately $4.1 million, $2.7 million and $0.10 per share respectively.

All of our long-term debt of US$210.9 million at December 31, 2004, is denominated in $US. The exchange rate at December 31, 2004, was $1.2020. A 1% change in the US dollar has an effect of $2.5 million on our debt when translated into Canadian dollars.

SOFTWOOD LUMBER DISPUTE

The USITC determined that the softwood lumber industry in the United States was threatened with material injury by reason of the imports of softwood lumber from Canada. As a result of this determination, the USDOC issued countervailing and anti-dumping orders, which took effect on May 22, 2002. These duties have had a material adverse impact on operations of our Predecessor including reduced profit margins. Cumulative duties, including those of our Predecessor, from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until December 31, 2004, total approximately US$73.3 million. Pursuant to the Plan implemented by our Predecessor, we have the right to any refunds of duties paid by our Predecessor, and may have the obligation to pay further duties. As noted above, although Canadian Interests have initiated challenges under

NAFTA and before the WTO, it is not possible to predict the ultimate results of such challenges. The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on the outcome of the challenges and appeals of the final determinations to any reviewing courts, NAFTA or WTO panels or on a negotiated settlement. Unless the challenges are resolved in favour of Canadian lumber companies, the softwood lumber dispute will continue to adversely impact on our future operations.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

The level of debt that we have and the limitations imposed on us by our secured bond trust indenture, working capital facility and other debt agreements that we have entered into may have important consequences for our business, including the following:

o a significant portion of our cash flow from operations is used for servicing debt, rather than operations;

o we may not be able to obtain additional debt or equity financing for future working capital, capital expenditures or other corporate purposes;

o we may remain vulnerable to economic downturns and be less able to take advantage of significant business opportunities and react to changes in market or industry conditions; and

o    our less leveraged competitors may have a competitive advantage.

Our ability to pay our debt obligations will depend on our future performance. To a significant extent, our performance will be subject to general economic, financial, competitive, legislative, regulatory and other factors, including lumber and pulp prices, all of which are beyond our control. No assurance can be given that our business will generate sufficient cash flow from operations to pay our debt or fund our other liquidity needs. We cannot provide any assurance that we can secure any further credit facilities or that the terms of any such credit facilities will be favourable.

COMPETITION

The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our competitors have substantially greater financial resources and less debt than we do. Some of our competitors may have the advantage of not being affected by fluctuations in the value of the Canadian dollar. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy will have a significant impact on our selling prices and our overall profitability. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors.

DEPENDENCY ON FIBRE OBTAINED FROM GOVERNMENT TIMBER TENURES

Approximately 95% of the timberlands in which we operate are owned by the Province of British Columbia and administered by the Ministry of Forests. The Forest Act (British Columbia) empowers the Ministry of Forests to grant timber tenures, including TFLs, FLs and timber sales licences to producers. The Provincial Chief Forester must conduct a review of AAC for each timber supply area and each TFL in the Province on a periodic basis which is usually once every five years. This review is then used to determine the AAC for licences issued by the Crown. Such assessments have in the past resulted and may in the future result in reductions of the AACs attributable to licences held by British Columbia forest companies, including the licences that we own. There can be no assurance that the amounts of such future reductions, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

FOREST POLICY CHANGES IN BRITISH COLUMBIA

In March 2003, the Provincial Government began implementing the most significant legislative reforms in the Province's forest industry in over 40 years. These BC reforms include (i) market pricing - for stumpage purposes, (ii) appurtenancy - the removal of the requirement to link fibre supply under harvesting licences to specified conversion facilities, (iii) cut control - introduction of new cut control provisions and elimination of minimum harvesting requirements, and (iv) industry rationalization - through transfers, mergers or division of forest tenures and changes of control of licence holders.

The most controversial aspect of the new legislation involved the Provincial Government taking back approximately 20% of the AAC from major licence holders. As noted above, the first phase of negotiations on compensation due to us recently concluded and a final comprehensive settlement agreement is expected to be reached in 2005.

Early in 2004, significant updates were made to the 2003 legislation package through the Forest Statutes Amendment Act (British Columbia). Late in the year another set of updates were made through the Forest Statutes Amendment Act (No.2) (British Columbia). As many of the legislative changes are still in the process of being implemented, it is not possible to predict how our business will be affected in 2005 by these changes.

STUMPAGE FEES

Stumpage is the fee that the Provincial Government charges forest companies to harvest timber from Crown land in British Columbia. On January 16, 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Prior to February 29, 2004, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Provincial Government. Post-February 29, 2004, stumpage for the coastal region will be set using a market pricing system (the "MPS"). The MPS uses the results from BC Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures. In this way the Crown believes that stumpage prices will become market based.

Amending the stumpage system is complex and is the subject of discussion involving, among other things, lumber trade issues between Canada and the US in response to the US claim that BC's forest industry is subsidized. Periodic changes in the Provincial Government's administrative policy can affect stumpage and the viability of individual logging operations. There can be no assurance that current changes or future changes will not have a material impact on stumpage fees.

FOREST RESOURCE RISK AND NATURAL CATASTROPHES

Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. Utilizing the services of an insurance consultant, we believe we have adequate insurance coverage to protect our assets from undue risk and that this coverage is in line with that of other large forest product companies operating in British Columbia. However, there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes.

INTERNATIONAL BUSINESS

In general, our sales will be subject to the risks of international business, including:

o    fluctuations in foreign currencies;

o changes in the economic strength of the countries in which we conduct business;

o    trade disputes;

o    changes in regulatory requirements;

o    tariffs and other barriers;

o    quotas, duties, taxes and other charges or restrictions upon exportation;
     and

o    transportation costs and the availability of carriers.

Our principal products are sold in international markets. As a result, economic conditions in the US, Japan and Europe, the strength of the housing markets in the US and Japan, international sensitivity to interest rates, and the strength of world markets for NBSK pulp can all have a significant effect on our operations and results.

ENVIRONMENTAL REGULATION

We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:

o    air emissions;

o    water discharges;

o    operations or activities affecting watercourses or the natural environment;

o    operations or activities affecting species at risk;

o    use and handling of hazardous materials;

o    use, handling and disposal of waste; and

o    remediation of environmental contamination.

We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Any such event could have a material adverse effect on our business, financial condition, results of operations or cash flows.

With respect to the pulp and paper industry, both the Federal Government and Provincial Government generally agree that effluent discharges are acceptable and that no further work is anticipated at this time. However, the governments are now focussing their attention on air issues. The Federal Government is identifying "criteria air contaminants" ("CAC's") for which limits will be established. The BC Ministry of Water, Land and Air Protection will take the lead role in establishing the federal limits for CAC's including ozone, sulphur dioxide and PM2.5 (particulate matter below 2.5 micron in size). The limits have, for the most part been achieved in the Province. However the interpretation of "no net increase" is unclear at this time.

The Federal Government's primary initiative with respect to air quality improvement is the reduction in greenhouse gas emissions (Kyoto Protocol). Negotiations are in progress to determine the forest industry allocation with respect to greenhouse gas reduction requirements. Once this has been determined reduction requirements for individual operations can be assigned. Therefore at this time we cannot assess the costs of complying with these requirements.

In connection with the transfer of environmental permits at the time the Plan was implemented by our Predecessor and subsequent name change of certain subsidiaries, our environmental permits are being amended by the B.C. Ministry of Water, Land and Air Protection. The amendments may change our environmental permit conditions. There is no assurance that the changes, if made, will not have an adverse effect on our business, financial condition, results of operations or cash flow.

FIRST NATIONS LAND CLAIMS

First Nations in British Columbia have made claims of rights and title to substantial portions of land in the Province including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of aboriginal rights in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified.

First Nations are seeking compensation from governments with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal Government and Provincial Government have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. In 1992, the Federal Government and Provincial Government instituted a tripartite treaty negotiation process with the First Nations Summit, representing the majority of the First Nations in British Columbia. Any settlements that may result from these negotiations may involve a combination of cash, resources, grants of conditional rights to gather food on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from our tenures as a result of this process, if any, cannot be estimated at this time.

In a landmark decision in late 2004, the Supreme Court of Canada determined that there is a duty to consult with and, where appropriate, accommodate First Nations where government decisions may impact on claimed, but as yet unproven, aboriginal rights or title. This decision also provided much needed clarification of the duties of consultation and accommodation. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government.

Current Provincial Government policy requires that forest management and operating plans take into account and not infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without their consent if these decisions could affect lands claimed by them. There is no assurance that changes to the terms of our tenures as a consequence of such consultation or action could have an adverse effect on our business, financial condition, results of operations or cash flow.

In addition, the Provincial Government is also negotiating Forest and Range Agreements with certain First Nations. These agreements are intended to provide workable accommodation of aboriginal interest that may be impacted by certain forestry decisions until such time as those interests are settled through the treaty process. To date, the Provincial Government has entered approximately 38 such agreements with various First Nations throughout the Province, including a number with First Nations whose traditional territories overlap some of our operating areas.

As a result of the 2004 Supreme Court of Canada decision, industry does not have an obligation to consult or accommodate aboriginal interests, however, industry has a considerable interest in ensuring that Government conducts its consultation properly. We believe that the fostering of mutually beneficial business relationships with First Nations will facilitate these consultations and accommodation processes. We are aware of some 40 First Nations or First Nation Associations which have interests in the area within our tenures. Our Predecessor developed and we continue to develop working relationships with many First Nations. We have timber harvesting, silviculture, planning and other capacity building arrangements with First Nation groups.

The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future.

REGULATORY RISKS

Forestry and pulp operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry (see above), exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation (see above), protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licenses and other authorizations to conduct our operations, which permits, licenses and authorizations may impose additional conditions that we must comply with. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on our financial condition, liquidity or results of operations or on the manner that we conduct our operations.

RELIANCE ON DIRECTORS, MANAGEMENT AND OTHER KEY PERSONNEL

We rely upon the experience and expertise of our personnel. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of, or failure to attract and retain key personnel could have a material adverse effect on us.

EMPLOYEES AND LABOUR RELATIONS

The majority of the hourly paid employees at our manufacturing facilities are unionized. Our inability to negotiate an acceptable contract with any of the unions could result in a strike or work stoppage by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers engage in a strike or other work stoppage, we could experience a significant disruption of our operations or higher ongoing labour costs, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The majority of our hourly paid workers in the solid wood segment are represented by the IWA Council of the United Steelworkers (the "IWA Council"). We are a member of Forest Industrial Relations Limited, which represents forestry companies in the coastal region of the Province of British Columbia in their negotiations with the IWA Council. In May, 2004 a new collective agreement was implemented. The agreement expires June 14, 2007.

Our hourly workers in the pulp segment are represented by the Pulp, Paper and Woodworkers Union of Canada ("PPWC"). In April, 2003 a five-year collective agreement with the PPWC was implemented and expires on April 30, 2008.

In addition, we rely on certain third parties whose workforces are unionized to provide us with services needed to operate our business. If their workers engage in strike or other work stoppages, we could experience disruption of our operations. For example, the ferry workers that transport our workforce to the Squamish pulp mill have been without a contract for a period of time. A labour dispute involving the ferry workers may impact our Squamish pulp mill operations.


9.   OUTLOOK

In 2005 we expect to see improvements in our operations although the challenges of the high Canadian dollar will continue to impact operating cash flows. Although the Canadian dollar has weakened somewhat from the highs reached in the fourth quarter of 2004 the consensus forecast for the balance of the year appears to be calling for a higher dollar.

The lumber markets started 2005 with strong demand and pricing particularly in the US due to demand exceeding supply caused by rail car shortages. Countering this, the Japanese market demand has declined and is expected to continue through March. We have curtailed production from our Nanaimo mill that primarily supplies the Japanese markets to match the reduced demand. Production is expected to return to previous levels as demand strengthens in the second quarter. Pricing in the pulp market has also started the year in a strong position and is expected to continue through the first half of the year.

We expect increases in our production volumes for lumber during 2005 compared to 2004 although January and February have been lower than planned due to the impact of poor weather on the US North East construction market and transportation related factors.

Our focus for 2005 will be centered on three key areas; managing cash flow and interest costs, growing the business and enhancing corporate governance.

We have initiated a review of alternatives to refinance our US$221 million Secured Bonds which carry a 15% interest rate. The first call date on the Secured Bonds is July 2005 although we may consider an earlier financing if circumstances permit.

The operating performance of each of our assets will be reviewed during the year. To some extent the divisions had previously operated as autonomous business units. We believe synergies may exist in considering the business on a more holistic basis. Such a review will also consider the extent to which the current business can be grown internally. We expect to dispose of assets that do not form part of our core business.

Longer-term we believe that consolidation of the British Columbia coastal forest industry will enhance the ability of coastal producers to compete in world markets. We will consider suitable opportunities to be involved in this consolidation as well as looking at other growth possibilities.


10.  OUTSTANDING SHARE DATA

As of March 24, 2005, 25,635,424 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common shares for issuance upon the exercise of options granted under our incentive stock option plan. As of March 24, 2005 we have granted 299,590 options under our incentive stock option plan.

To the knowledge of the directors and senior officers of the Company as of the date hereof, the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Common Shares.

                                                                                          PERCENTAGE OF ISSUED
NAME AND MUNICIPALITY OF RESIDENCE OF SHAREHOLDER              NO. OF COMMON SHARES           COMMON SHARES
-------------------------------------------------              --------------------       --------------------
Harbert Distressed Investment Master Fund, Ltd. ("Master
Fund"), HMC Distressed Investment Offshore Manager, L.L.C.
and HMC Investors L.L.C. (collectively, "Harbert") (1)
Dublin, Ireland, in the case of the Master Fund and New              8,065,910                    31.5%
York, NY, in the case of the others

Tricap Management Limited ("Tricap") (2)                             4,563,228                    17.8%
Toronto, Ontario

Merrill Lynch Investment Managers, L.P. ("MLIM") (3)                 3,205,162                    12.5%
Plainsboro, New Jersey

1. The "Report Filed by Eligible Institutional Investor Under Part 4" of National Instrument 62-103 ("NI 62-103") which was filed on SEDAR by Harbert (on its behalf and other entities managed and controlled by Harbert) on August 6, 2004, indicated that Harbert beneficially owns, directly or indirectly, or exercises control or direction over 8,065,939 Common Shares of the Company. However, our counsel has been advised verbally on March 16, 2005 by a representative of Harbert that the number of Common Shares held by Harbert has been reduced slightly to 8,065,910 Common Shares.

2. Based on an Early Warning Report dated July 29, 2004 filed on SEDAR by Tricap (as manager for and on behalf of Tricap Restructuring Fund).

3. The "Report Filed by Eligible Institutional Investor Under Part 4" of NI 62-103 which was filed on SEDAR by MLIM (as manager, together with its affiliates for and on behalf of certain investment funds) on August 10, 2004 indicated that MLIM beneficially owns, directly or indirectly, or exercises control or direction over, 3,255,162 Common Shares of the Company. However, our counsel has been advised verbally on March 8, 2005 by a representative of MLIM that the number of Common Shares held by MLIM has been reduced slightly to 3,205,162 Common Shares.


11.  ADDITIONAL INFORMATION

Additional information about the Company is available at www.sedar.com under the Company name, Western Forest Products Inc. In that regard, we anticipate filing our annual information form on SEDAR on or before March 31, 2005. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at www.sedar.com under the Predecessor's name, Doman Industries Limited.


12.  FORWARD LOOKING STATEMENTS

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "INTEND", "BELIEVES" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS, INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER "RISKS AND UNCERTAINTIES" HEREIN IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.

FASKEN MARTINEAU DUMOULIN LLP*                                    www.fasken.com
Barristers and Solicitors
Patent and Trade-mark Agents

Suite 2100                                               [FASKEN MARTINEAU LOGO]
1075 Georgia Street West
Vancouver, British Columbia, Canada V6E 3G2

604 631 3131  Telephone
604 631 3232  Facsimile

                                                                   CAROLE MCCOOL
                                                     Direct Dial: (604) 631-4938
                                                      Direct Fax: (604) 632-4938
                                                  E-Mail: cmccool@van.fasken.com

March 28, 2005
File No.: 261079.00022

VIA SEDAR

British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Autorite des marches financiers

Dear Sirs/Mesdames:

RE:    WESTERN FOREST PRODUCTS INC.
       SEDAR PROJECT 754325 - NEWS RELEASE

Please disregard the previous letter incorrectly referencing SEDAR project 739366. The correct SEDAR project number is 754325 for the news release filed on March 24, 2005 as submission no. 1 with respect to the Company's financial results for the 4th quarter and period from July 28 to December 31, 2004 which contained a typographical error. Please see attached notice which provides details of the typographical error.


Yours truly,

FASKEN MARTINEAU DUMOULIN LLP

[signed]

Carole McCool
Paralegal, Corporate & Securities

WESTERN FOREST PRODUCTS INC.

4TH QUARTER RESULTS PRESS RELEASE

The Press release dated March 24, 2005 announcing Western Forest Products Inc.'s results for the 4th quarter and period from July 28 to December 31, 2004 contains a typographical error. Under the caption "Solid Wood Segment", the sentence that reads "Log production totalled 894 million cubic metres in the 4th quarter compared to 681 million cubic metres in the 3rd quarter" should read "Log production totalled 894 thousand cubic metres in the 4th quarter compared to 681 thousand cubic metres in the 3rd quarter."

We apologise for any inconvenience this error may have caused.